Filed Pursuant to Rule 424(b)(3)
Registration No. 333-278678
PROSPECTUS SUPPLEMENT NO. 6
(to Prospectus dated June 18, 2024)

TRUMP MEDIA & TECHNOLOGY GROUP CORP.

This prospectus supplement supplements the prospectus dated June 18, 2024 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-278678). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission (the “SEC”) on November 5, 2024 (the “Quarterly Report”). Accordingly, we have attached the Quarterly Report to this prospectus supplement.

Our shares of Common Stock and Public Warrants are currently listed on the Nasdaq Global Market (“Nasdaq”) under the symbols “DJT” and “DJTWW,” respectively. On November 4, 2024, the closing price of our Common Stock was $34.34 per share and the closing price of our Public Warrants was $24.65 per Public Warrant.

We are an “emerging growth company” and a “smaller reporting company” under the federal securities laws and are subject to reduced public company reporting requirements.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described in the section titled “Risk Factors” beginning on page 15 of the Prospectus, and under similar headings in any amendments or supplements to the Prospectus. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus and this prospectus supplement or determined if the Prospectus and this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 5, 2024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-Q

(Mark One)

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2024

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from   to

Commission File No. 001-40779

Trump Media & Technology Group Corp.
(Exact name of registrant as specified in its charter)

Delaware	85-4293042
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

401 N. Cattlemen Rd., Ste. 200
Sarasota, Florida 34232
(Address of Principal Executive Offices, including zip code)

(941) 735-7346
(Registrant’s telephone number, including area code)
N/A
(Former name, former address and former fiscal year, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Common Stock, par value $0.0001 per share	DJT	The Nasdaq Stock Market LLC
Warrants, each exercisable for one share of Common Stock for $11.50 per share	DJTW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act): Yes ☐ No ☒

As of October 29, 2024, there were 216,924,448 shares of common stock, par value $0.0001 per share, of the registrant issued and outstanding.

TRUMP MEDIA & TECHNOLOGY GROUP CORP.

FORM 10-Q FOR THE QUARTER ENDED SEPTEMBER 30, 2024

PART I - FINANCIAL INFORMATION

Item 1.	Financial Statements

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Balance Sheets as of September 30, 2024 and December 31, 2023 and Statements of Operations, Stockholders’ (Deficit)/Equity and Cash Flows for the three and nine months ending September 30th, 2024 and September 30th, 2023

TRUMP MEDIA & TECHNOLOGY GROUP CORP.

TRUMP MEDIA & TECHNOLOGY GROUP CORP.

Condensed Consolidated Balance Sheets

(in thousands except share data)	September 30, 2024 (Unaudited)	December 31, 2023 (Audited)
Assets
Current Assets:
Cash and cash equivalents	$372,135.7	$2,572.7
Short-term investments	300,742.5	-
Prepaid expenses and other current assets	9,233.5	327.5
Accounts receivable, net	14.8	81.0
Total current assets	682,126.5	2,981.2

Property and equipment, net	4,790.6	29.2
Intangible asset, net	15,811.6	-
Right-of-Use Assets, net	2,855.1	353.2
Goodwill	132,171.0	-
Total assets	837,754.8	3,363.6

Liabilities and Stockholders’ Equity/ (Deficit)
Current Liabilities:
Accounts payable and accrued expenses	6,657.4	1,600.7
Convertible promissory notes	-	41,818.8
Related party payables	262.0	-
Derivative liability	-	17,282.5
Unearned revenue	1,959.7	4,413.1
Current portion of long-term debt	4,749.9	-
Current portion of operating lease liability	734.0	160.3
Total current liabilities	14,363.0	65,275.4

Long-term operating lease liability	2,175.1	201.6
Long-term debt - Other	4,683.6	-
Convertible promissory notes	-	3,528.2
Derivative liability	-	1,120.3
Total liabilities	21,221.7	70,125.5
Commitments and contingencies (Note 15)
Stockholders’ Equity/(Deficit):
Preferred Stock $0.0001 par value – 1,000,000 shares authorized, 0 shares issued and outstanding at September 30, 2024 and December 31, 2023	-	-
Common Stock $0.0001 par value – 999,000,000 shares authorized, 214,389,622 and 87,500,000 shares issued and outstanding at September 30, 2024 and December 31, 2023	21.5	8.8
Paid in Capital	3,726,957.3	-
Treasury Stock	(2,908.7)	-
Accumulated Deficit	(2,907,537.0)	(66,770.7)
Total stockholders’ equity/(deficit)	816,533.1	(66,761.9)
Total liabilities and stockholders’ equity/(deficit)	$837,754.8	$3,363.6

The Notes to the Unaudited Condensed Consolidated Financial Statements are an integral part of these statements.

TRUMP MEDIA & TECHNOLOGY GROUP CORP.

Condensed Consolidated Statements of Operations
(Unaudited)

	Three Month		Nine Month
	Period Ended		Period Ended
(in thousands except share and per share data)	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Net sales	$1,010.9	$1,071.3	$2,618.3	$3,379.6
Operating costs and expenses(1)
Cost of revenue	123.3	41.3	252.9	123.8
Research and development	3,893.7	2,202.7	41,913.9	7,212.2
Sales and marketing	2,189.4	333.6	4,435.1	978.1
General and administration	17,697.0	1,509.0	95,910.7	5,666.7
Depreciation and amortization	762.2	14.7	771.5	47.6
Total costs and operating expenses	24,665.6	4,101.3	143,284.1	14,028.4
Loss from operations	(23,654.7)	(3,030.0)	(140,665.8)	(10,648.8)
Interest income	4,653.0	-	6,814.5	-
Interest expense	(246.7)	(15,071.9)	(2,906.5)	(37,702.5)
Change in fair value of derivative liabilities	-	(7,931.2)	(225,916.0)	(660.2)
Loss on the conversion of convertible debt	-	-	(542.3)	-
Loss from operations before income taxes	(19,248.4)	(26,033.1)	(363,216.1)	(49,011.5)
Income tax expense	-	-	-	-
Net loss	$(19,248.4)	$(26,033.1)	$(363,216.1)	$(49,011.5)
Loss per Share attributable to common stockholders:
Basic	(0.10)	(0.30)	(2.37)	(0.56)
Diluted*	(0.10)	(0.30)	(2.37)	(0.56)
Weighted Average Shares used to compute net loss per share attributable to common stockholders:
Basic	200,833,835	87,500,000	152,943,536	87,500,000
Diluted	200,833,835	87,500,000	152,943,536	87,500,000

(1)Costs of operating expenses include stock-based compensation expense as follows:
Research and development	$-	$-	$30,142.5	$-
General and administration	45.7	-	54,491.2	-
Total stock-based compensation expense	$45.7	$-	$84,633.7	$-

*Loss per share attributable to common stockholders for diluted calculation is based on the Basic weighted shares as these are not dilutive. The Basic and diluted loss per share attributable to common stockholders are therefore the same.

The Notes to Unaudited Condensed Consolidated Financial Statements are an integral part of these statements.

TRUMP MEDIA & TECHNOLOGY GROUP CORP.

Condensed Consolidated Statements of Stockholders’ (Deficit)/Equity
(Unaudited)

(in thousands, except share data)	Common Stock Number of Shares	Par Value $0.0001	Treasury Stock Number of Shares	Treasury Stock	Paid in Capital	Accumulated Deficit	Total Stockholders’ (Deficit)/ Equity
Retroactive application of recapitalization to January 1, 2023	87,500,000	$8.8	-	$-	$-	$(8,581.3)	$(8,572.5)
Net Loss	-	-	-	-	-	(210.3)	(210.3)
Balance at March 31, 2023	87,500,000	8.8	-	-	-	(8,791.6)	(8,782.8)
Net Loss		-	-	-	-	(22,768.1)	(22,768.1)
Balance at June 30, 2023	87,500,000	$8.8	-	$-	$-	$(31,559.7)	$(31,550.9)
Net Loss			-			(26,033.1)	(26,033.1)
Balance at September 30, 2023	87,500,000	$8.8	-	$-	$-	$(57,592.8)	$(57,584.0)

Balance as December 31, 2023	87,500,000	$8.8	-	$-	$-	$(66,770.7)	$(66,761.9)
Net Loss		-	-	-	-	(327,599.7)	(327,599.7)
Fair value of TMTG earnout shares					2,477,550.2	(2,477,550.2)	-
Conversion of convertible notes upon reverse capitalization	6,014,534	0.6	-	-	300,425.4	-	300,426.0
Stock Based Compensation	1,840,000	0.2	-	-	84,587.8	-	84,588.0
Issuance of common stock upon reverse capitalization	41,346,049	4.1	-	-	219,617.5	-	219,621.6
Balance as of March 31, 2024	136,700,583	13.7	-	-	3,082,180.9	(2,871,920.6)	210,274.0
Exercise of warrants	8,526,792	0.9	-	-	97,761.4	-	97,762.3
Issuance of earnout shares	40,000,000	4.0	-	-	(4.0)	-	-
Conversion of convertible notes in common stock	6,250,000	0.6	-	-	49,999.4	-	50,000.0
Net loss						(16,368.0)	(16,368.0)
Balance as of June 30, 2024	191,477,375	$19.2	-	$-	$3,229,937.7	$(2,888,288.6)	$341,668.3
Exercise of warrants	1,758,501	0.2	-	-	20,222.6	-	20,222.8
Common stock issued for cash	17,655,365	1.7	-	-	344,742.5	-	344,744.2
Acquisition of WCT, net of offering costs	2,600,000	0.3	-	-	132,009.1	-	132,009.4
Issuance of common stock for services	2,002	0.0	-	-	45.5	-	45.5
Treasury stock	-	-	(128,138)	(2,908.7)	-	-	(2,908.7)
Common stock for ARC settlement	1,024,517	0.1	-	-	(0.1)	-	-
Net Loss	-	-	-	-	-	(19,248.4)	(19,248.4)
Balance at September 30, 2024	214,517,760	$21.5	(128,138)	$(2,908.7)	$3,726,957.3	$(2,907,537.0)	$816,533.1

The Notes to the Unaudited Condensed Consolidated Financial Statements are an integral part of these statements.

TRUMP MEDIA & TECHNOLOGY GROUP CORP.

Condensed Consolidated Statements of Cash Flows
(Unaudited)

	Nine Month Periods Ended

(in thousands)	September 30, 2024	September 30, 2023
Cash flows from operating activities
Net loss	$(363,216.1)	$(49,011.5)
Adjustments to reconcile net loss to net cash used in operating activities:
Non-cash interest expense on debt	2,780.1	37,702.5
Change in fair value of derivative liability	225,916.0	660.2
Depreciation and amortization	771.5	48.3
Loss on extinguishment of debt	542.3	-
Stock based compensation	84,633.7	-
Operating lease amortization	201.2	3.8
Prepaid expenses and other current assets	(3,751.4)	(1.6)
Accounts receivable	66.1	197.2
Unearned revenue	(2,453.5)	-
Accounts payable and operating lease liabilities	1,870.1	(66.1)
Net cash used in operating activities	(52,640.0)	(10,467.2)

Cash flows used in investing activities
Purchases of property and equipment	(5,031.2)	(2.2)
Purchase of intangible asset	(7,000.0)	-
Purchase of short-term investments	(300,742.5)	-
Net cash used in investing activities	(312,773.7)	(2.2)

Cash flows provided by financing activities
Proceeds from convertible promissory notes	47,455.0	2,500.0
Proceeds from merger	233,017.5	-
Repurchase of Common Stock	(2,908.7)	-
Proceeds from the issuance of Common Stock	339,463.1	-
Proceeds from the exercise of Warrants	117,949.8	-
Net cash provided by financing activities	734,976.7	2,500.0

Net change in cash and cash equivalents	369,563.0	(7,969.4)
Cash and cash equivalents, beginning of period	2,572.7	9,808.4
Cash and cash equivalents, end of period	$372,135.7	$1,839.0

Supplemental disclosure of cash flow information
Cash paid for interest	$126.4	$-
Cash paid for taxes	$1,897.7	$-

Noncash investing and financing activities
Shares issued for conversion of convertible notes	$350,426.0	$-
Operating lease assets obtained in exchange for operating lease obligations	$2,703.0	$-
Common Stock issued for business combination	$132,171.0	$-
Common Stock Issued for underwriter fees	$10,107.5	$-

The Notes to the Unaudited Condensed Consolidated Financial Statements are an integral part of these statements.

TRUMP MEDIA & TECHNOLOGY GROUP CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)
(Unaudited)

NOTE 1 - DESCRIPTION OF BUSINESS

The accompanying unaudited condensed consolidated financial statements include the historical accounts of Trump Media & Technology Group Corp. (“TMTG”), which changed its name from Trump Media Group Corp. in October 2021. The mission of TMTG is to end Big Tech’s assault on free speech by opening up the Internet and giving people their voices back. TMTG operates Truth Social, a social media platform established as a safe harbor for free expression amid increasingly harsh censorship by Big Tech corporations.

Merger

On March 25, 2024, TMTG consummated the Merger Agreement dated October 20, 2021, between Digital World Acquisition Corp. (“Digital World” or “DWAC”), DWAC Merger Sub, TMTG, ARC Global Investments II (“ARC”), LLC and TMTG’s General Counsel, as amended on May 11, 2022, August 9, 2023 and September 29, 2023. Pursuant to the Merger Agreement, and subject to the terms and conditions set forth therein, upon the Closing, Merger Sub merged with and into TMTG, with TMTG surviving as a wholly owned subsidiary of Digital World, and with TMTG’s stockholders receiving 87,500,000 shares of Digital World Class A common stock (excluding 40,000,000 Earnout Shares), subject to certain adjustments and earnout provisions, in exchange for TMTG common stock, which is in substance, a continuation of the TMTG shareholders’ equity interests in the TMTG business, plus up to an additional 7,854,534 shares of New Digital World common stock to be issued upon conversion of outstanding TMTG Convertible Notes immediately prior to the Closing.

Notwithstanding the legal form of the Business Combination pursuant to the Merger Agreement, the Business Combination has been accounted for as a reverse recapitalization in accordance with U.S. GAAP because TMTG is the operating company and has been determined to be the accounting acquirer under Financial Accounting Standards Board’s Accounting Standards Codification Topic 805, Business Combinations (“ASC 805”), while Digital World is a blank check company. The determination is primarily based on the evaluation of the following facts and circumstances:

•
The pre-combination equity holders of TMTG hold the majority of voting rights in Digital World after giving effect to the Business Combination (“the Combined Entity”, also referred to herein as “New Digital World” or “the Company”);

•	The pre-combination equity holders of TMTG have the right to appoint the majority of the directors on the Combined Entity Board;

•	TMTG senior management (executives) are the senior management (executives) of the Combined Entity; and

•	Operations of TMTG will comprise the ongoing operations of Combined Entity.

Under the reverse recapitalization model, the Business Combination was treated as TMTG issuing equity for the net assets of Digital World, with no goodwill or intangible assets recorded.

While Digital World was the legal acquirer in the Business Combination, because Predecessor TMTG was deemed the accounting acquirer, the historical financial statements of Predecessor TMTG became the historical financial statements of the combined company upon the consummation of the Business Combination. As a result, the financial statements reflect (i) the historical operating results of Predecessor TMTG prior to the Business Combination; (ii) the combined results of Digital World and Predecessor TMTG following the closing of the Business Combination; (iii) the assets and liabilities of Predecessor TMTG at their historical cost; and (iv) the Company’s equity structure for all periods presented.  In connection with the consummation of the Business Combination, Digital World was renamed “Trump Media & Technology Group Corp.” and TMTG was renamed “TMTG Sub Inc.”

In accordance with the applicable guidance, the equity structure has been retroactively restated in all comparative periods up to the Closing Date, to reflect the number of shares of the Company’s common stock issued to Predecessor TMTG common shareholders and Predecessor TMTG convertible noteholders in connection with the Business Combination. As such, the shares and corresponding capital amounts and earnings per share related to Predecessor TMTG convertible notes and Predecessor TMTG common stock prior to the Business Combination have been retroactively restated as shares reflecting the exchange ratio established in the Business Combination.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES
Basis of Presentation

The accompanying unaudited condensed consolidated financial statements are presented in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”).

Our interim financial statements are unaudited, and in our opinion, include all adjustments of a normal recurring nature necessary for the fair presentation of the periods presented.  The results for the interim periods are not necessarily indicative of the results to be expected for any subsequent period or for the year ending December 31, 2024.  These unaudited condensed consolidated financial statements and related notes should be read in conjunction with our audited financial statements for the year ended December 31, 2023.

Reclassifications

In the third quarter of 2024, we revised the presentation of our statement of operations to reclassify cost of revenue as a component of operating cost and expenses, and resulted in our gross profit no longer being presented within the statement of operations.  We revised the presentation of the statement of operations to reflect changes in the way we manage and evaluate our business due to our launch of content streaming on Truth+. Reclassifications of certain prior period amounts have been made to conform to the current period presentation.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, the fair value of assets acquired and liabilities assumed in business acquisitions, the assessment of recoverability of our goodwill and long-lived assets, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates and assumptions reflected in the unaudited condensed consolidated financial statements relate to and include, but are not limited to, the valuation of convertible promissory notes, derivative liabilities, recoverability of goodwill and intangibles, fair value of short-term investments, useful lives of property and equipment, earn-out shares and stock-based compensation.
Principles of Consolidation
The unaudited condensed consolidated financial statements include the financial statements of the Company and its wholly owned subsidiaries and have been prepared in accordance with U.S. GAAP. All intercompany transactions have been eliminated. In October 2021, the Company acquired 100% of the ownership in T Media Tech LLC for a nominal value. The results of T Media Tech LLC since October 13, 2021 are included in the Company’s Condensed Consolidated Statements of Operations.
Cash and cash equivalents
Cash and cash equivalents represents bank accounts and demand deposits held at financial institutions. Cash and cash equivalents are held at major financial institutions with an original maturity of 90 days or less and are subject to credit risk to the extent those balances exceed applicable Federal Deposit Insurance Corporation (FDIC) limitations. No losses were incurred for those balances exceeding the limitations.

Short-term investments

Our policy for short-term investments is to establish a high-quality portfolio that preserves principal, meets liquidity needs, avoids inappropriate concentrations and delivers an appropriate yield in relationship to our investment guidelines and market conditions. We utilize a repurchase agreement, which is used to purchase United States Treasury Bills from a third party seller, which are accounted for as secured borrowings under which the seller pledges its securities as collateral to secure a loan from us, which is equal in value to the estimated fair value of the pledged collateral. The seller retains beneficial ownership of the pledged collateral. At the maturity of the repurchase agreement, the seller is required to repay the loan plus accrued interest and concurrently receives back its pledged collateral from us. We may renew the agreement at the then prevailing financing rate for the same or other securities.  We may be required to transfer additional cash in the event the fair value of the collateral pledged exceeds the loan balance. Our repurchase agreement is based the September 1996 version of the Bond Market Association Master Repurchase Agreement, which generally provides that the lender, as buyer, is responsible for obtaining collateral valuations from a generally recognized source agreed to by both the Company and the seller, or, in an instance when such source is not available, the value determination is made by the lender.

Our repurchase agreement is expected to range from 1 to 3 days in duration and the purchase price will be equal to the repurchase price, reducing our exposure to significant market fluctuations and other variables that may result in decline of the fair value of the securities purchased. We intend to renew our repurchase agreement immediately upon the termination of the preceding repurchase agreement to increase our potential to generate interest income. The repurchase agreement is reported at the unpaid balance, net of any allowance for expected losses. No expected credit losses were recorded as of September 30, 2024.

Prepaid expenses and other current assets
Other current assets consist of receivables for proceeds from warrant exercises, deferred cost associated with the issuance of our common stock, prepaid rent, insurance and prepaid data costs. Prepaid and deferred costs are amortized proportionally to their utilization in our operations.
Property and equipment
Property and equipment are recorded at cost less accumulated depreciation. Depreciation is calculated on the straight-line basis over the estimated useful lives of the assets. Useful lives for property and equipment are as follows:
Asset Type	Range
Furniture and equipment	2 - 5 years
Computer equipment	3 years

Expenditures which substantially increase value or extend useful lives are capitalized. Expenditures for maintenance and repairs are charged to operations as incurred. Gains and losses are recorded on the disposition or retirement of property and equipment based on the net book value and any proceeds received.

Long-lived fixed assets held and used are reviewed for impairment when events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. Circumstances such as the discontinuation of a line of service, a sudden or consistent decline in the sales forecast for a product, changes in technology or in the way an asset is being used, a history of operating or cash flow losses or an adverse change in legal factors or in TMTG climate, among others, may trigger an impairment review. If such indicators are present, TMTG performs undiscounted cash flow analyses to determine if impairment exists. The asset value would be deemed impaired if the undiscounted cash flows generated did not exceed the carrying value of the asset. If impairment is determined to exist, any related impairment loss is calculated based on fair value. There were no triggering events identified that necessitated an impairment test over property and equipment. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. See Note 5 - Property and equipment for further detail.
Software development cost
We expense software development costs, including costs to develop software products or the software component products to be sold, leased, or marketed to external users, before technological feasibility is reached.  Technological feasibility typically is reached shortly before the release of such products.  As a result, development costs that meet the criteria for capitalization were not material for the periods presented.
Software development cost also includes costs to develop software to be used solely to meet internal needs and cloud-based applications used to deliver our services. We capitalize development costs related to these software applications once the preliminary project stage is complete and it is probable that the project will be completed and the software will be used to perform the function intended.  Costs capitalized for developing such software applications were not material for the periods presented.

Additionally, we acquired capitalized software through the business acquisition (see Note 4, Business Acquisition).

Goodwill and other intangible assets

We make estimates, assumptions and judgments when valuing goodwill and other intangible assets in connection with the initial purchase price allocation of business acquisitions, as well as when evaluating the recoverability of our goodwill and other intangible assets on an ongoing basis. We assess our goodwill and indefinite-lived intangible assets for impairment at least annually during the fourth quarter. We will also perform an assessment at other times if and when events or changes in circumstances indicate the carrying value of these assets may not be recoverable.

We perform our impairment assessment based on qualitative analysis, which includes considering various factors including macroeconomic conditions and our historical and projected operating results. If, based on our qualitative analysis, we were to determine it is more-likely-than-not the fair value of one of our reporting units is less than its carrying amount, a quantitative impairment test would be performed to determine if an impairment loss should be recorded.

As of September 30, 2024, we believe such assets are recoverable; however, there can be no assurance these assets will not be impaired in future periods. Any future impairment charges could adversely impact our results of operations.

For the three and nine months ended September 30, 2024 we recognized $501.7 of amortization expense on our intangible asset.
Revenue recognition

The Company records revenue in accordance with ASC 606. The Company determines the amount of revenue to be recognized through application of the following steps- Identification of the contract, or contracts with a customer; - Identification of the performance obligations in the contract; - Determination of the transaction price; - Allocation of the transaction price to the performance obligations in the contract; and - Recognition of revenue when or as the Company satisfies the performance obligations.

The Company entered into advertising contractual arrangements with advertising manager service companies. The advertising manager service companies provide advertising services through their Ad Manager Service Platform on the Truth Social website to customers. The Company determines the number of Ad Units available on its Truth Social website. The advertising manager service companies have sole discretion over the terms of the auction and all payments and actions associated therewith. Prices for the Ad Units are set by an auction operated and managed by these companies. The Company has the right to block specific advertisers at its sole reasonable discretion, consistent with applicable laws, rules, regulations, statutes, and ordinances. The Company is an agent in these arrangements, and recognizes revenue for its share in exchange for arranging for the specified advertising to be provided by the advertising manager service companies. The advertising revenues are recognized in the period when the advertising services are provided.

Unearned revenue
Unearned revenue primarily consists of billings or payments received from customers in advance of revenue recognized for the services provided to our customers or annual licenses and is recognized as services are performed or ratably over the life of the license. We generally invoice customers in advance or in milestone-based installments. Unearned revenue of $2,453.5 was recognized as revenue for the nine months ended September 30, 2024, which was included in the deferred revenue balance as of December 31, 2023. As September 30, 2024, deferred revenue is expected to be recognized during the succeeding 12-month period and is therefore presented as current liability on the unaudited condensed balance sheet.
Cost of revenue
Cost of revenue primarily encompasses expenses associated with generating advertising revenue and direct costs associated with the acquisition and licensing of content, and streaming delivery cost of our content delivery network, excluding depreciation and amortization expense.

Research and development
Research and development expenses consist primarily of personnel-related costs, including salaries, benefits and stock-based compensation, for our engineers and other employees engaged in the research and development of our products and services. In addition, research and development expenses include allocated facilities costs, and other supporting overhead costs.
Marketing and sales
Sales and marketing expenses consist primarily of personnel-related costs, including salaries, commissions, benefits and stock-based compensation for our employees engaged in sales, sales support, business development and media, marketing, and customer service functions. In addition, marketing and sales-related expenses also include advertising costs, market research, trade shows, branding, marketing, public relations costs, allocated facilities costs, and other supporting overhead costs. We expense marketing and sales cost in the period in which they are incurred.
Selling, general and administration expenses
General and administration expenses consist primarily of personnel-related costs, including salaries, benefits, and stock-based compensation for our executive, finance, legal, information technology, corporate communications, human resources, and other administration employees. In addition, general and administration expenses include fees and costs for professional services (including third-party consulting, legal, and accounting services), facilities costs, and other supporting overhead costs that are not allocated to other departments.
Income taxes
Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the unaudited condensed consolidated financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.
The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Income tax amounts are therefore recognized for all situations where the likelihood of realization is greater than 50%. Changes in recognition or measurement are reflected in income tax expense in the period in which the change in judgment occurs. Accrued interest expense and penalties related to uncertain tax positions are recorded in Income Tax Expense/(Benefit). See Note 8 - Income Taxes.
Derivatives

The Company evaluates its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives in accordance with ASC Topic 815, “Derivatives and Hedging”. Derivative instruments are initially recorded at fair value on the grant date and re-valued at each reporting date, with changes in the fair value reported in the statements of operations. Derivative assets and liabilities are classified in the balance sheets as current or non-current based on whether or not net-cash settlement or conversion of the instrument could be required within 12 months of the balance sheet date. The Company accounts for the warrants and earnout in accordance with the guidance contained in ASC 815-40. The Company has determined that the warrants qualify for equity treatment in the Company’s unaudited condensed consolidated financial statements.

Business combinations

We include the results of operations of acquired businesses as of the respective acquisition dates. Purchase price is allocated to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values, with the excess recorded as goodwill. If applicable, we estimate the fair value of contingent consideration payments in determining the purchase price. Measurement period adjustments to provisional purchase price allocations are recognized in the period in which they are determined, with the effect on earnings of changes in depreciation, amortization or other income resulting from such changes calculated as if the accounting had been completed at the acquisition date. Contingent consideration is adjusted to fair value in subsequent periods as an increase or decrease in general and administration expenses. Acquisition-related costs are expensed as incurred.

Commitments and contingencies
Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. The Company has no liabilities for loss contingencies.
Recently issued accounting standards
In December 2023, the FASB issued Accounting Standards Update, or ASU, 2023-09 “Income Taxes (Topic 740): Improvements to Income Tax Disclosures,” or ASU 2023-09. ASU 2023-09 requires additional disaggregated disclosures on an entity’s effective tax rate reconciliation and additional details on income taxes paid. ASU 2023-09 is effective on a prospective basis, with the option for retrospective application, for annual periods beginning after December 15, 2024 and early adoption is permitted. We do not expect the adoption of ASU 2023-09 to have a material impact on our unaudited condensed consolidated financial statements.

In November 2023, the FASB issued ASU 2023-07 “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures,” or ASU 2023-07. ASU 2023-07 enhances the disclosures required for reportable segments on an annual and interim basis. ASU 2023-07 is effective on a retrospective basis for annual periods beginning after December 15, 2023, for interim periods within fiscal years beginning after December 15, 2024, and early adoption is permitted. We do not expect the adoption of ASU 2023-07 to have a material impact on our unaudited condensed consolidated financial statements.
In August 2020, the FASB issued ASU 2020-06, “Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40)—Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity”. ASU 2020-06 reduces the number of accounting models for convertible debt instruments and convertible preferred stock. For convertible instruments with conversion features that are not required to be accounted for as derivatives under Topic 815, Derivatives and Hedging, or that do not result in substantial premiums accounted for as paid-in capital, the embedded conversion features no longer are separated from the host contract. ASU 2020-06 also removes certain conditions that should be considered in the derivatives scope exception evaluation under Subtopic 815-40, Derivatives and Hedging—Contracts in Entity’s Own Equity, and clarify the scope and certain requirements under Subtopic 815-40. In addition, ASU 2020-06 improves the guidance related to the disclosures and earnings-per-share (EPS) for convertible instruments and contracts in an entity’s own equity. ASU 2020-06 is effective for public smaller reporting companies for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. The Board specified that an entity should adopt the guidance as of the beginning of its annual fiscal year. The Company has adopted ASU 2020-06 effective as of January 1, 2024. The adoption of ASU 2020-06 did not have a material effect on the Company’s unaudited condensed consolidated financial statements.

NOTE 3 - RECAPITALIZATION

As discussed in Note 1, following the Closing of the Business Combination, TMTG was deemed the accounting acquirer and the transaction was accounted for as a reverse recapitalization.

Transaction Proceeds

Upon the Closing, the Company received gross proceeds of $233,017.5. The following table reconciles the elements of the Business Combination to the condensed consolidated statements of cash flows and the condensed consolidated statements of changes in stockholders’ equity (deficit) for the period ended September 30, 2024:

Cash-trust and cash, net of redemptions	233,017.5
Add: other assets	-
Less: accrued expenses	(3,292.9)
Less: notes payable	(10,103.0)
Reverse recapitalization, net	219,621.6

In connection with the Merger, TMTG incurred $1,640.2 in one-time direct and incremental transaction costs, consisting of legal and other professional fees, recorded in general and administration expenses. TMTG also issued $6,130.0 of bonus payments to employees of the Company and a director of Private TMTG that were triggered by the Merger.  The Company recorded $5,530.0 and $600.0 in general and administration expense and sales and marketing expense, respectively, for the three and nine months ended September 30, 2024. TMTG deems these to be non-recurring expenses that are not direct and incremental to the Merger.

The number of shares of common stock issued immediately following the consummation of the Business Combination were:

Digital World common stock, outstanding prior to the Business Combination	39,636,904
Shares issued to Digital World convertible noteholders, converted immediately prior to Business Combination	1,709,145
Predecessor TMTG Shares (1)	87,500,000
Shares issued to former TMTG convertible noteholders	7,854,534
Common stock immediately after the Business Combination (2)	136,700,583

(1)	Includes 614,640 shares outstanding and held in escrow.
(2)	Excludes 1,024,517 additional shares issued to former Digital World Class B shareholders in connection with a court order in September 2024.

The number of Predecessor TMTG shares was determined as follows:

	Predecessor TMTG Shares	Shares issued to shareholders of Predecessor TMTG
Common stock	100,000,000	87,500,000
	100,000,000	$87,500,000

Public and private placement warrants

In connection with Digital World’s initial public offering in 2021, 14,374,976 public warrants were issued (the “Public Warrants”) and 566,742 warrants were issued in a private placement (the “Private Placement Warrants”; and the Private Placement Warrants together with the Public Warrants, collectively the “Warrants”) all of which warrants remained outstanding and became warrants for the Common Stock in the Company.

Additionally, pursuant to warrant subscription agreements (each a “Warrant Subscription Agreement”) entered into by and between Digital World and certain institutional investors on February 7, 2024, Digital World has agreed to issue an aggregate of 3,424,510 warrants (“Convertible Note Post IPO Warrants and “Post-IPO Warrants”), each warrant entitling the holder thereof to purchase one share of the Company’s Class A common stock for $11.50 per share. The Convertible Note Post IPO Warrants and Post-IPO Warrants were issued concurrently with the closing of the Business Combination, and have substantially the same terms as the public warrants issued by Digital World in connection with its initial public offering, except that such Post-IPO Warrants may only be transferred to the applicable holder’s affiliates.

TMTG Earnout Shares

As noted in Note 1, in connection with the Merger, TMTG shareholders were entitled to up to 40,000,000 shares if certain post merger per share market prices were achieved.

The Company utilized a Monte Carlo simulation analysis to determine the fair value of the Earnout Shares at the date of the merger, which included the following assumptions:

The Monte Carlo simulation conclusion for each tranche of the Earnout Shares was the result of the average of 1,000,000 trial outcomes. Within each trial of the simulation:

1.	The stock price was simulated for the defined term (1.5 years, 2 years, and 3 years) after the Merger date.
2.	The vest date was determined as the date the stock price achieved the different stock price thresholds, which were $12.50, $15.00, and $17.50.
3.
The payoff was calculated as the number of shares issued per tranche (15 million, 15 million, and 10 million) multiplied by the simulated stock price at the vest date, which varied with each simulation.

4.	The payoff was discounted to the present value using the interpolated risk-free rate ranging from 4.31% to 4.70%.

Volatility was calculated as the annualized standard deviation of daily returns from a set of Guideline Public Companies (GPC) over the expected term for each tranche. The 75th percentile of GPC volatilities was selected given the Company’s early stage life cycle relative to the GPC set. The accounting for the Earnout Shares was first evaluated under ASC 718 to determine if the arrangement represents a share-based payment arrangement. Because there were no service conditions nor any requirement of the participants to provide goods or services, the Company determined that the Earnout Shares were not within the scope of ASC 718.

Next, the Company determined that the Earnout Shares represent a freestanding equity-linked financial instrument to be evaluated under ASC 480 and ASC 815-40. Based upon the analysis, the Company concluded that the Earnout Shares should not be classified as a liability under ASC 480.

The Company next considered the equity classification conditions in ASC 815-40-25 and concluded that all of the conditions were met. Therefore, the Earnout Share arrangement was appropriately classified in equity.

As the merger has been accounted for as a reverse recapitalization, the fair value of the Earnout Shares arrangement has been accounted for as an equity transaction as of the closing date of the merger.

On April 26, 2024, the Earnout Shares had been earned and such shares were issued.

NOTE 4 – BUSINESS ACQUISITION

Acquisition of World Connect Technologies, LLC

On August 9, 2024, we completed the acquisition of substantially all of the assets and liabilities of WorldConnect Technologies, LLC (“WCT”), which included the source code, an option agreement dated February 5, 2024, by and between WCT, Perception Group, Inc., Perception TVCDN Ltd., and FORA FOrum RAčunalništva, d.o.o., as amended and restated (each of the parties thereto other than WCT, collectively, “Perception”), as well as agreements related to the source code purchase and support and maintenance.  We incurred $942.6 in non-recurring transaction costs in connection with the acquisition, which were recognized within general and administration expense.  We believe the acquisition will allow us to provide ultra-fast streaming technology powered through our custom-designed, multi-site CDN using our own servers, routers, and software stack, created with the goal of rendering the service uncancellable by Big Tech.

We funded the acquisition in exchange for an estimated aggregate consideration of up to $132,171.0, consisting of:

1.	2,600,000 newly-issued shares of our common stock, equal in value to $68,146.0 at our common stock’s closing price on August 9, 2024.
2.
Contingent consideration upon achieving operational milestones related to the opening of future data centers, as set forth in the Asset Acquisition Agreement, an estimated 2,442,770 newly-issued shares of our common stock, equal in value to $64,025.0 at our common stock’s closing price on August 9, 2024.  Each milestone is accounted for as a separate unit of account and the common stock to be issued meets the criteria for equity classification pursuant to ASC 815.

3.
Assumption of a $17,500.0 liability payable over three years to Perception for the exercise of the Source Code Purchase Agreement, with an estimated net present value of $16,313.2.  $7,000.0 of the assumed liability was paid upon closing.

We estimated 57,230 newly-issued shares of our common stock will be issued to WCT pursuant to achieving operational milestones related to the opening of future data centers, which are compensatory in nature due to project management services WCT is providing related to opening our future data centers outside the scope of our written agreement with them.  The estimated allocation of shares as compensation was based upon the estimated fair value of services to be provided divided by the closing price of our common stock on August 9, 2024.  Compensation expense related to these shares will be recorded at the fair value of the common stock when the milestones are achieved.

The following table summarizes the preliminary estimated fair values of the WCT assets acquired and liabilities assumed:

Fair value of assets acquired:
Intangible asset, net	$16,313.2
Goodwill	132,171.0
Amount attributable to assets acquired	148,484.2

Fair value of liability assumed:
Assumed debt	16,313.2
Amount attributable to liability assumed	16,313.2
Total purchase price	$132,171.0

The goodwill consists largely of the expected cash flows and future growth anticipated for the Company from acquiring the assets.  The goodwill is deductible for tax purposes.

Preliminary valuation of intangible assets was valued using the cost approach, which estimates value by determining the current cost of replacing an asset with another of equivalent utility.  The cost to replace a given asset reflects the estimated reproduction or replacement cost for the acquired asset.  No preliminary fair value has been assigned to other intangible assets that may have been acquired through the other agreements. The entire preliminary valuation of intangible assets was assigned to purchased software and has an estimated amortization period of 5 years.

The determination of fair value requires considerable judgment and is sensitive to changes in the underlying assumptions.  Our estimates are preliminary and subject to adjustment, which may result in material changes to the final valuation.  During the measurement period, which will not exceed one year from closing, we will continue to obtain information to assist us in finalizing the acquisition date fair values.  Any qualifying changes to our preliminary estimates will be recorded as adjustments to the respective assets and liabilities, with any residual amounts allocated to goodwill.

Pro forma financial information is not presented because the acquisition was not material to our financial statements pursuant to Rule 3-05 of Regulation S-X.

As of September 30, 2024, $9,433.5 of the assumed debt remained outstanding and for the three and nine-months ended September 30, 2024, $120.2 of interest expense was accreted.

NOTE 5 - PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

(in thousands)	September 30, 2024	December 31, 2023
Property and equipment
Furniture and equipment	$34.5	$34.5
Computer equipment	5,152.0	120.8
Accumulated depreciation	(395.9)	(126.1)
Property and equipment, net	$4,790.6	$29.2

Total depreciation expense was $260.6 and $14.7 for the three months ended September 30, 2024 and 2023, respectively. Total depreciation expense was $269.8 and $48.3 for the nine months ended September 30, 2024 and 2023, respectively.

NOTE 6 - ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consisted of the following:

(in thousands)	September 30, 2024	December 31, 2023
Accounts payable	$1,495.9	$1,600.7
Other accrued expenses	3,920.7	-
Income tax payable	732.6	-
Franchise tax payable	508.2	-
Accounts payable and accrued expenses	$6,657.4	$1,600.7

NOTE 7 - LEASES

Operating leases are included in the unaudited condensed consolidated Balance Sheets as follows:

(in thousands)	Classification	September 30, 2024	December 31, 2023
Lease assets
Operating lease cost ROU assets, net	Assets	$2,855.1	$353.2
Total lease assets		$2,855.1	$353.2

Lease liabilities
Operating lease liabilities, current	Current liabilities	$734.0	$160.3
Operating lease liabilities, non-current	Liabilities	2,175.1	201.6
Total lease liabilities		$2,909.1	$361.9

The components of lease costs, which are included in loss from operations in our unaudited condensed consolidated Statements of Operations were as follows:

	Three Month Period Ended

(in thousands)	September 30, 2024	September 30, 2023
Lease costs
Operating lease costs	$60.9	$44.9
Short-term lease costs	152.6	34.4
Total lease costs	$213.5	$79.3

	Nine Month Period Ended

(in thousands)	September 30, 2024	September 30, 2023
Lease costs
Operating lease costs	$172.5	$134.6
Short-term lease costs	234.4	110.1
Total lease costs	$406.9	$244.7

Future minimum payments under non-cancellable leases for operating leases for the remaining terms of the leases following September 30, 2024 were as follows:

(in thousands)
2024 (remainder of)	$250.8
2025	915.3
2026	782.6
2027	771.2
2028	577.1
Thereafter	87.9
Total future minimum lease payments	3,384.9
Amount representing interest	475.8
Present value of net future minimum lease payments	$2,909.1

NOTE 8 - INCOME TAXES

The estimated annual effective tax rate applied to the nine month period ended September 30, 2024 is 0%, which differs from the US federal statutory rate of 21% principally due to the projection of U.S. net operating loss for fiscal 2024 with full application of a valuation allowance. As of September 30, 2024, TMTG had US Federal net operating loss carryforwards (“NOLs”) with a tax benefit of approximately $9,400.0  from December 31, 2023.

NOTE 9 - OTHER INCOME - RELATED PARTY, RELATED PARTY RECEIVABLE AND PAYABLE

Administrative Services Arrangement

An affiliate of the Digital World sponsor ARC agreed, commencing from the date when Digital World’s Registration Statement was declared effective through the earlier of Digital World’s consummation of a Business Combination and its liquidation, to make available to the Digital World certain general and administrative services, including office space, utilities and administrative services, as Digital World required from time to time. Digital World agreed to pay the affiliate of the Sponsor $15.0 per month for these services. The agreement with the Sponsor was terminated on April 5, 2023, $221.0 was unpaid as of September 30, 2024.

Advances – related party

During 2022 and the year ended December 31, 2023, the Digital World Sponsor paid, on behalf of Digital World, $470.8 to a vendor for costs incurred by Digital World  and $41.0 directly to Digital World. As of September 30, 2024, the Company’s obligation to the Sponsor for such payments was outstanding in the amount of $41.0.

Effective June 13, 2022, Private TMTG entered into a Consulting Services Agreement with Trishul, LLC (“Trishul”). Pursuant to such agreement and subsequent performance by the parties thereto, Trishul provided consulting services to Private TMTG until the consulting relationship was terminated by Private TMTG effective March 25, 2024, upon the Closing of the Business Combination. During the three months ended September 30, 2024 and 2023, TMTG paid $0.0 and $31.1, respectively, and during the nine months ended September 30, 2024 and 2023 paid $38.3 and $101.7, respectively, to Trishul. As of September 30, 2024 and December 31, 2023,  TMTG had an outstanding payable balance of zero to Trishul. Trishul is owned by Kashyap “Kash” Patel, a director of TMTG since March 25, 2024, and previously a director of Private TMTG from March 11, 2022, until March 26, 2024.

In August 2021, Private TMTG entered into a Consulting Services Agreement with Hudson Digital, LLC (“Hudson Digital”). Pursuant to the agreement, which as amended expires December 31, 2024, Hudson Digital provides consulting services to TMTG. Hudson Digital also received a TMTG Executive Promissory Note in the principal amount of $4,000.0, which converted into common shares immediately before the Closing (along with all other Private TMTG Convertible Notes), and a $600.0 retention bonus following the Closing. During the three months ended September 30, 2024 and 2023, we paid $60.0 and $60.0, respectively, and for the nine months ended September 30, 2024 and 2023, we paid $780.0 and $180.0, respectively, to Hudson Digital. As of September 30, 2024 and December 31, 2023, TMTG had outstanding payable balances of zero to Hudson Digital. Hudson Digital is owned by Daniel Scavino, who served as a director of Private TMTG from February 16, 2023, until March 25, 2024. Mr. Scavino has not served as an officer or director of TMTG.

In June 2024, in connection with a company event, TMTG paid $78.2 to Mar-a-Lago Club LLC, which is owned by the Donald J. Trump Revocable Trust, dated April 7, 2014.  At the time of such transaction, Donald J. Trump owned more than 5% of TMTG’s common stock.

NOTE 10 - CONVERTIBLE PROMISSORY NOTES AND WARRANTS

Notes 1 to 7 were Convertible Promissory Notes issued from May 2021 through October 2021 with a cumulative face value of $5,340.0, maturity of 24 months from each respective issuance date and interest was accrued at 5% based on the simple interest method (365 days year) for each note. Each of Notes 1-7 contemplated multiple plausible outcomes that include conversion upon a Qualified SPAC Business Combination (“SPAC”) and at least one of the following conversion triggers: Qualified Initial Public Offering (“IPO”), private equity transaction and/or change of control. All outstanding principal of these Notes, together with all accrued but unpaid interest on such principal, will convert to equity. The number of shares of Company stock to be issued to the Lender upon conversion of the Notes in the event of a completed SPAC transaction would be the number of shares of the Company Stock (rounded to the nearest whole share) equal to the quotient of: (a) the principal plus accrued interest on the Notes then outstanding, divided by $4.00. In other, non-SPAC conversion scenarios, the number of shares of Company stock to be issued to the Lender upon conversion of the Notes was variable based on the application of an automatic discounted share-settlement feature. For Notes 1 and 2, the number of shares of Company stock to be issued to the Lender upon a non-SPAC conversion event would be the number of shares of Company stock (rounded to the nearest whole share) equal to the quotient of: (a) the principal plus accrued interest on the Notes then outstanding (b) divided by 40% of the initial public offering price per share of a qualified initial public offering. For Notes 3-7, the number of shares of Company stock to be issued to the Lender upon a non-SPAC conversion event would be the number of shares of Company stock (rounded to the nearest whole share) equal to the quotient of: (a) the principal plus accrued interest on the Notes then outstanding (b) divided by 40% of (i) the initial public offering price per share of a qualified initial public offering, (ii) the price per share as determined by the valuation of the  Company in connection with a qualified private equity raise, or (iii) in the case of a change of control, the price per share determined in accordance with the Company’s then current fair value determined by an independent valuation firm.

Notes 8 to 12 were Convertible Promissory Notes issued from November 2021 through December 2021 with a cumulative face value of  $17,500.0, maturity of between 18 months and 36 months and interest was accrued at a range between 5%  and 10% based on the simple interest method (365 days year) for each note. Notes  8 to 12 were convertible simultaneously with the completion of a  SPAC merger agreement or IPO. All outstanding principal of these Notes, together with all accrued but unpaid interest on such principal, would convert to equity. The number of shares of Company stock to be issued to the Lender upon conversion of the Notes would be the number of shares of the Company Stock (rounded to the nearest whole share) equal to the quotient of: (a) the principal plus accrued interest on the Notes then outstanding (b) divided by either US$25, US$21 or US$20 subject to the respective conditions of the individual Notes; provided, however, in the event that the stock price quoted for the Company on NASDAQ or The New York Stock Exchange (as applicable) at the time of the closing of the Qualified SPAC Business Combination (the “TMTG Stock Price”) is less than either $50 per share, $42 per share, $40 per share subject to the respective conditions of the individual Notes, then the Conversion Price would be reset to 50% of the then current TMTG Stock Price subject to a floor of $10 per share.

Notes 13 to 18 were Convertible Promissory Notes issued from January 2022 through March 2022.  Note 19 was issued on August 23, 2023.  Notes 13 to 19 were Convertible Promissory Notes issued with a cumulative face value of  $18,360.0, maturity of 18 months and interest will be accrued at a range between 5%  and 10% based on the simple interest method (365 days year) for each note. Notes 13 to 19 were convertible simultaneously with the completion of a SPAC merger agreement or IPO. All outstanding principal of these Notes, together with all accrued but unpaid interest on such principal, would convert to equity. The number of shares of Company stock to be issued to the Lender upon conversion of the Notes would be the number of shares of the Company Stock (rounded to the nearest whole share) equal to the quotient of: (a) the principal plus accrued interest on the Notes then outstanding (b) divided by either US$25 or US$21 subject to the respective conditions of the individual notes.

Notes 20 to 23 were Convertible Promissory Notes issued from November 2023 through March 2024 with a cumulative face value of  $7,955.0, maturity of 18 months and interest will be accrued at 10% based on the simple interest method (365 days year) for each note. Notes 20 to 23 were convertible with the completion of a SPAC merger agreement or IPO. The outstanding principal of the Notes, accrued but unpaid interest on such principal, would convert to equity. The number of shares of Company stock to be issued to the Lender upon conversion of the Notes in the event of a SPAC transaction shall be the number of shares of the Company Stock (rounded to the nearest whole share) equal to the quotient of: (a) the principal plus accrued interest on the Notes then outstanding (b) divided by US$10.  The number of shares of Company stock to be issued to the Lender upon conversion of the Notes in the event of an IPO would be the number of shares of the Company Stock (rounded to the nearest whole share) equal to the quotient of: (a) the principal plus accrued interest on the Notes then outstanding (b) divided by 50% of the IPO price per share.

On March 25, 2024, immediately before the Closing, Notes 1 to 23, and their accrued, but unpaid interest, automatically converted into an aggregate 7,854,534 shares of TMTG common stock.

Convertible notes and warrants - February 8, 2024 - Pursuant to a note purchase agreement entered into by and between Digital World and certain institutional investors on February 8, 2024 (the “Note Purchase Agreement”), Digital World agreed to issue up to $50,000.0 in convertible promissory notes (the “Convertible Notes”). The Convertible Notes: (a) accrue interest at an annual rate of 8.00% and are payable on the earlier of (i) the date that is 12 months after the date on which the Company consummates the Business Combination, which interest is not payable to the extent the holder exercises the conversion right and (ii) the date that the winding up of the Company is effective (such date, the “Maturity Date”); (b) are convertible (i) at any time following the consummation of the Business Combination, but prior to the Maturity Date, redemption or otherwise the repayment in full of the Convertible Notes, at each holder’s option, in whole or in part, and subject to the terms and conditions of the Convertible Notes, including any required shareholders’ approval upon the consummation of the Business Combination and (ii) into that number of Digital World Class A common stock and warrants included in the units, each unit consisting of one share of Class A common stock of the Company and one-half of one warrant of the Company (the “Conversion Units”), equivalent to (A) the portion of the principal amount of the applicable Convertible Note (excluding any accrued interest, which shall not be payable with respect to the Convertible Note that was converted) being converted, divided by (B) $8.00 (the “Conversion Price”); (c) may be redeemed by Digital World, in whole or in part, commencing on the date on which all Digital World Class A common stock issuable to the holders has been registered with the SEC, by providing a 10-day notice of such redemption (the “Redemption Right”), which Redemption Right is contingent upon the trading price of the Digital World Class A common stock exceeding 130% of the applicable conversion price on at least 3 trading days, whether consecutive or not, within the 15 consecutive trading days ending on the day immediately preceding the day on which a redemption notice is issued by Digital World; (d) are initially drawable for 20% of the applicable investor’s commitment amount and a final drawdown for the remaining 80% to occur upon the closing of the Business Combination, with the proceeds of such final drawdown to be deposited into a control account as indicated by the Company (the “Control Account”). The proceeds from such final drawdown deposited into the Control Account shall remain therein and may not be withdrawn by the Company until such time as (i) the Company exercises the Redemption Rights using the proceeds in the Control Account, (ii) any portion of the applicable Convertible Note has been converted, at which time such portion shall be released from the Control Account or (iii) if prior to the conversion, a resale registration statement of the Company covering all common stock issued pursuant to the Convertible Note has been declared effective by the Commission;  (e) are subject to specified events of default; and (f) have registration rights pursuant to the registration rights agreement entered into by the Company and the parties thereto as of September 2, 2021.

In addition, pursuant to warrant subscription agreements (each a “Warrant Subscription Agreement”) entered into by and between Digital World and certain institutional investors on February 7, 2024, Digital World has agreed to issue an aggregate of 3,424,510 warrants (“Convertible Note Post IPO Warrants and “Post-IPO Warrants”), each warrant entitling the holder thereof to purchase one share of the Company’s Class A common stock for $11.50 per share. The Convertible Note Post IPO Warrants and Post-IPO Warrants were issued concurrently with the closing of the Business Combination, and have substantially the same terms as the public warrants issued by Digital World in connection with its initial public offering, except that such Post-IPO Warrants may only be transferred to the applicable holder’s affiliates.

Investors funded $10,000.0 of the $50,000.0 available under the Note Purchase Agreement before the closing of the merger and $40,000.0 immediately after Closing. The $40,000.0 of proceeds was held in a restricted account and was released upon the registration of the underlying shares on June 18, 2024. On June 18 and 20, the face value of the Note Purchase Agreement was converted into 6,250,000 shares of TMTG common stock and warrants to purchase up to 3,125,000 shares of TMTG common stock.

Conversion into Paid in Capital

At the closing of the merger, certain Digital World and TMTG convertible notes were converted into common stock of the Company. The carrying value of the Digital World notes converted was $8,228.6 and the carrying value of the TMTG notes converted was $300,426.0, including the derivative liability.

The Company determined the automatic discounted share-settlement feature upon certain events (e.g., SPAC, IPO, change in control, etc.) is an embedded derivative requiring bifurcation accounting as (1) the feature is not clearly and closely related to the debt host and (2) the feature meets the definition of a derivative under ASC 815 (Derivative and Hedging). Subsequent changes to the fair value of the embedded derivative flows through the Statements of Operations. The Debt (net of initial debt discount and any related debt issuance costs recorded) is accreted using the effective interest rate method under ASC 835 (Interest) until maturity. The Convertible Promissory Notes (debt host) are not subject to Subtopic 480-10.

(in thousands)	September 30, 2024	December 31, 2023
Convertible Promissory Notes
Notes 1 to 7	$5,340.0	$5,340.0
Notes 8 to 12	17,500.0	17,500.0
Notes 13 to 20	17,860.0	17,860.0
Notes 21 to 23	7,455.0	-
Digital World Convertible Notes	50,103.0	-
Total	98,258.0	40,700.0
Debt Issuance costs	(240.0)	(240.0)
Carrying value of Convertible Promissory Notes	98,018.0	40,460.0
Less: Derivative liability component	(37,234.8)	(37,234.8)
Liability component at date of issue	60,783.2	3,225.2
Interest charged	44,781.6	42,121.8
Loss on extinguishment of debt	542.3	-
Total liability component	106,107.1	45,347.0
Less: Conversion to Paid in Capital	(106,107.1)	-
Less: Short-term liability component	-	(41,818.8)
Liability component at September 30, 2024 and December 31, 2023	$-	$3,528.2

Embedded feature component
Derivative liability component	$37,234.8	$37,234.8
Change in fair value of embedded derivative	207,084.1	(18,832.0)
Total Derivative Liability Component	244,318.9	18,402.8
Less: Conversion to Paid in Capital	(244,318.9)	-
Less: Short-term derivative liability component	-	(17,282.5)
Derivative Liability Component at September 30, 2024 and December 31, 2023	$-	$1,120.3

The interest charged for the periods is calculated by applying the effective interest rate range of between 16.3% to 100%+ to the liability component for the period since the respective notes were issued.

NOTE 11 - FAIR VALUE MEASUREMENT

Fair value is defined as an exit price, representing the amount that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants. The Company uses a three-tier fair value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2. Significant other inputs that are directly or indirectly observable in the marketplace.

Level 3. Significant unobservable inputs which are supported by little or no market activity.

	As of September 30, 2024
(in thousands)	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)

Repurchase agreement	$300,742.5	$-	$-
Total assets measured at fair value	$300,742.5	$-	$-

	As of December 31, 2023
(in thousands)	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)

Current Liabilities
Derivative liability	$-	$-	$17,282.5

Liabilities
Derivative liability	-	-	1,120.3
Total liabilities measured at fair value	$-	$-	$18,402.8

The fair value of the repurchase agreement is based on quoted market prices of the counter-party collateral.  Our repurchase agreement exposes us to credit risk and is collateralized by U.S. Treasury Bills.  We have not experienced any material losses related to these securities.

The estimated fair value of the conversion feature of the Derivative liability is based on traditional valuation methods including Black-Scholes option pricing models and Monte Carlo simulations. The derivative liability component of Convertible promissory notes are classified as Level 3 due to significant unobservable inputs.

NOTE 12 - LOSS PER SHARE

Basic loss per share is calculated by dividing net loss by the weighted average number of shares of stock outstanding during the period. Diluted loss per share is calculated by dividing net loss by the weighted average number of shares outstanding during the period adjusted for the effect of dilutive potential shares from convertible notes and warrants. There were no dilutive potential common shares for the three and nine months ended September 30, 2024 and 2023, because the Company incurred a net loss and the potential dilutive shares are anti-dilutive. As such, basic and diluted losses per common share are the same.

Total common stock equivalents excluded from dilutive loss per share are as follows:

	September 30, 2024	December 31, 2023
Convertible notes	-	-
Warrants	11,205,934	-
Total common stock equivalents excluded from dilutive loss per share	11,205,934	-

NOTE 13 – STOCKHOLDERS’ EQUITY

At inception, the total number of shares of all classes of capital stock that the Company was authorized to issue was 11,000 shares of  Company Stock, each having a par value of $0.000001, of which 10,000 shares were issued and outstanding, and an additional 1,000 shares were authorized for issuance in connection with the Company’s Equity Incentive Plan.

In October 2021, the total number of shares of Common Stock authorized was increased to 110,000,000, each having a par value of $0.000001. Each share of the Company’s Common Stock, automatically and without any action on the part of the Company or any respective holders thereof, was reclassified into ten thousand (10,000) shares of the Company’s Common Stock, $0.000001 par value per share, resulting in 110,000,000 shares authorized, of which 100,000,000 shares were issued and outstanding, and an additional 7,500,000 shares were authorized for issuance in connection with the Company’s Equity Incentive Plan.

In January 2022, the total number of shares of the Company’s Common Stock authorized was increased to 120,000,000, each having a par value of $0.000001, of which 100,000,000 shares were issued and outstanding, and an additional 7,500,000 shares were authorized for issuance in connection with the Company’s Equity Incentive Plan.

In January 2024, the total number of shares of the Company’s Common Stock authorized was increased to 1,000,000,000, each having a par value of $0.000001, of which 100,000,000 shares were issued and outstanding. 100,000,000 of the additional authorized but unissued shares were classified as non-voting.

On March 25, 2024, in connection with the merger, Digital World amended (the second amendment) and restated its certification of incorporation. Among other matters, Digital World’s name was changed to Trump Media and Technology Group Corp. Additionally, the Company changed its authorized capital stock to 1,000,000,000 shares, each with a par value of $0.0001 per share, consisting of (a) 999,000,000 shares of common stock and (b) 1,000,000 shares of preferred stock.

On July 3, 2024, the Company entered into the Standby Equity Purchase Agreement (“SEPA”) with YA II PN, LTD., a Cayman Islands exempt limited partnership (“Yorkville”). Pursuant to the SEPA, the Company shall have the right, but not the obligation, to sell to Yorkville up to $2,500,000.0 of its Common Stock, subject to certain limitations and conditions set forth in the SEPA, from time to time during the term of the SEPA. As consideration for Yorkville’s commitment to purchase shares at the Company’s direction upon the terms and subject to the conditions set forth in the SEPA, on July 3, 2024 the Company agreed to pay YA Global II SPV, LLC, a subsidiary of Yorkville, (i) a structuring fee in the amount of $25.0 and (ii) a commitment fee in the form of 200,000 shares of Common Stock (the “Commitment Shares”). The Company also issued to EF Hutton LLC 125,000 shares of Common Stock as consideration for acting as placement agent (the “Placement Agent Shares”).  During the quarter ended September 30, 2024, Yorkville purchased 17,330,365 shares of Common Stock for prices between $14.31 and $36.13 per share, pursuant to the terms of the SEPA. Proceeds of these equity sales under the terms of the SEPA were approximately $339,463.1 for the nine months ended September 30, 2024.

On August 22, 2024, our Board authorized the repurchase of an aggregate of 128,138 shares of our common stock from certain executive officers at the prevailing market price of $22.70 per share, for an aggregate purchase price of $2,908.7. As consideration for the repurchase, we remitted $2,908.7 to the U.S. Internal Revenue Service and certain state taxing authorities in connection with share-based compensation awards.

Warrant Activity Summary – Issued and Outstanding

	Warrants	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value
Outstanding at January 1, 2024	18,366,228	$11.50	5.40	-
Granted	3,124,999	11.50	-	-
Exercised	(10,285,293)	11.50	-	-
Expired or cancelled	-	-	-	-
Outstanding at September 30, 2024	11,205,934	$11.50	4.56	$51,211,118
Exercisable at September 30, 2024	11,205,934	$11.50	4.56	$51,211,118

NOTE 14 - STOCK BASED COMPENSATION

2024 Equity Incentive Plan

In connection with the Business Combination, TMTG’s Board adopted, and our stockholders approved, the Digital World Acquisition Corp. 2024 Equity Incentive Plan (the “2024 Equity Incentive Plan”), which became effective on March 25, 2024.  The total number of shares of our common stock reserved and available for delivery under the 2024 Equity Incentive Plan at any time during the term of the 2024 Equity Incentive Plan will be equal to 13,252,544.  No activity pursuant to the 2024 Equity Incentive Plan occurred for the nine months ended September 30, 2024.

Executive Promissory Notes

In March 2024, we issued unsecured Executive Promissory Notes to certain executives, including each of our Named Executive Officers (“NEOs”) in an aggregate amount of $10,900.0, as consideration for their service to the Company through the Merger. The Executive Promissory Notes bore a zero-coupon interest rate, and became payable at the earlier of September 30, 2024, an Event of Default, or upon a Change in Control Event.  The Maturity Date of the Executive Promissory Notes could be extended at the sole discretion of each executive individually for any reason, including for the purpose of allowing the Executive Promissory Notes to convert to stock or other securities upon a Change of Control Event.

Upon a Change of Control Event, the Executive Promissory Notes automatically converted into either (a) shares of common stock at a fixed conversion price of $10.00 per share upon consummating a merger with DWAC, or (b) a share amount equal to the quotient of the principal amount divided by the price per share based upon the current fair value of the common stock of TMTG, for any other Change of Control Events.

On March 25, 2024, we consummated a merger between DWAC and TMTG at which time the Executive Promissory Notes automatically converted into an aggregate of 1,090,000 shares of our common stock.  We accounted for the Executive Promissory Notes as a liability award under ASC 718 as the Executive Promissory Notes could be converted into a variable number of shares upon a Change of Control event and the executives had the sole discretion to extend the Maturity Date which could result in the Company being required to settle the Executive Promissory Notes in cash.  We remeasured the fair value of the Executive Promissory Notes at their settlement date and recorded stock-based compensation expense for these awards, within general and administration expense in the Statement of Operations, totaling $54,445.5 for the nine months ended September, 2024.

Vendor Convertible Notes

In March 2024, we issued unsecured convertible notes to certain vendors in exchange for research and development services provided.  These Vendor Convertible Notes were issued with an aggregate face value of $7,500.0, bore a zero-coupon interest rate, and had a maturity date in March 2027.

The Vendor Convertible Notes were automatically convertible in to shares of our common stock upon consummating a merger between DWAC and TMTG at a conversion price of $10.00 per share.  We measured the fair value of these Vendor Convertible Notes on their date of grant and recorded $30,142.5 of stock-based compensation expense, within research and development expense in the Statement of Operations for the nine months ended September 30, 2024.

WCT Acquisition

We estimated 57,230 of the 2,600,000 newly-issued shares of our common stock that will be issued to WCT pursuant to achieving operational milestones related to the opening of future data centers, are compensatory in nature due to project management services WCT is providing related to opening our future data centers outside the scope of our written agreement with them.  The estimated allocation of shares as compensation was based upon the estimated fair value of services to be provided divided by the closing price of our common stock on August 9, 2024.  Compensation expense related to these shares will be recorded at the fair value of the common stock when the milestones are achieved.

NOTE 15 - COMMITMENTS AND CONTINGENCIES

From time-to-time, we are a party to litigation and subject to claims, suits, regulatory and government investigations, other proceedings and consent decrees in the ordinary course of business, and other unasserted claims.  We investigate claims as they arise and accrue estimates for resolution of legal and other contingencies when losses are probable and reasonably estimable. Based on current known facts and circumstances, the Company currently believes that any liabilities ultimately resulting from ordinary course claims, and proceedings will not individually or in aggregate, have a material adverse effect on the Company’s financial position, results of operations, or cash flows.  However, the outcomes of claims legal proceedings or investigations are inherently unpredictable and subject to uncertainty, and may have an adverse effect on us because of defense costs, diversion of management resources and other factors that are not known to us or cannot be quantified at this time.  We may also receive unfavorable preliminary or interim rulings in the course of litigation, and there can be no assurances that favorable final outcomes will be obtained.  The final outcome of any current or future claims or lawsuits could adversely affect our business, financial position, results of operations or cash flows.  We periodically evaluate developments in our legal matters that could affect the amount of liability that has previously been accrued or the reasonably possible losses that we have disclosed, and make adjustments as appropriate.

Consistent with the practice of many companies, we have entered into, and continue to enter into indemnity agreements with our executive officers and certain members of our board of directors. These indemnity agreements broadly provide for us to advance expenses (including attorneys’ fees) incurred in connection with any legal proceeding, as well as indemnification for any and all expenses, actually and reasonably incurred, in connection with the investigation, defense, settlement or appeal of such a proceeding, in connection with matters related to their position. These indemnity agreements provide that the indemnitee shall repay all amounts so advanced if it shall ultimately be determined by final judicial decision from where there is no further right of appeal that the indemnitee is not entitled to be indemnified.

Except as indicated below, to the knowledge of our management team, there is no litigation currently pending or contemplated against us, or against any of our property.

Litigation with United Atlantic Ventures (“UAV”) in Delaware

On July 30, 2021, an attorney for the Trump Organization, on behalf of President Trump, declared void ab initio a services agreement that had granted Private TMTG, among other things, extensive intellectual property and digital media rights related to President Trump for purposes of commercializing the various Private TMTG initiatives (the “Services Agreement”). Neither Private TMTG nor Digital World was a party to such agreement. On each of January 18, 2024 and February 9, 2024, Digital World received letters from counsel to UAV, a party to the Services Agreement. The letters contained certain assertions and enclosed a copy of the Services Agreement that had been declared void two and a half years earlier. Specifically, counsel for UAV claims that the Services Agreement grants UAV rights to (1) appoint two directors to TMTG and its successors (i.e., TMTG after the Business Combination), (2) approve or disapprove of the creation of additional TMTG shares or share classes and anti-dilution protection for future issuances and (3) a $1.0 million expense reimbursement claim. In addition, UAV asserts that the Services Agreement is not void ab initio and claims that certain events following the July 30, 2021 notification support its assertion that such Services Agreement was not void. On February 6, 2024, a representative of UAV sent a text message to a representative of a noteholder of TMTG suggesting that UAV might seek to enjoin the Business Combination. On February 9, 2024, Private TMTG received from counsel to UAV a letter similar to those letters received by Digital World, which also threatened Private TMTG with legal action regarding UAV’s alleged rights in Private TMTG, including, if necessary, an action to enjoin consummation of the Business Combination. On February 28, 2024, UAV filed a verified complaint against Private TMTG in the Chancery Court seeking declaratory and injunctive relief relating to the authorization, issuance, and ownership of stock in Private TMTG and filed a motion for expedited proceedings (C.A. No. 2024-0184-MTZ). On March 4, 2024, UAV filed an amended complaint, converting their action from a direct action to a purported derivative action, and adding members of the Private TMTG board as defendants. On March 9, 2024, the Chancery Court held a hearing to decide UAV’s motion to expedite proceedings. During the oral argument, Private TMTG agreed that any additional shares of Private TMTG issued prior to or upon the consummation of the Business Combination would be placed in escrow pending a resolution of the dispute between the parties. The Chancery Court entered an order consistent with the foregoing on March 15, 2024, and scheduled a status conference for April 1, 2024. On April 2, 2024, UAV filed a motion for leave to file a second amended complaint together with a motion for preliminary injunction and a motion for contempt and anti-suit injunction related to Private TMTG’s filing of a separate litigation against UAV and others in Florida state court. Private TMTG maintains that the contempt claims are meritless. On April 9, 2024, the Chancery Court granted the motion for leave to file a second amended complaint on April 9, 2024 and re-assigned the case to a new judge. On April 11, 2024, UAV filed its second amended complaint, naming the prior Defendants together with five new defendants—TMTG and the current directors on the TMTG Board who were not on Private TMTG’s board of directors. On April 22, 2024, all of the Defendants moved to vacate the Chancery Court’s prior order expediting the matter. Additionally, all of the Defendants moved to dismiss the second amended complaint. Following briefing and oral argument on the motion to vacate, on April 30, 2024, the Chancery Court vacated the prior provisions of the March 15 order expediting the matter. On May 6, 2024, UAV filed its Renewed Motion for Contempt of the March 15, 2024 Order against Private TMTG (“First Contempt Motion”) seeking, among other things, to enjoin Private TMTG and related parties from prosecuting certain claims in Florida state court. On May 8, 2024, the Chancery Court stayed discovery and granted a protective order with respect to all discovery served on Defendants and all other persons from whom discovery was being sought. On June 5, 2024, UAV filed for leave to again amend its complaint.  The Chancery Court granted the motion for leave to amend on July 8, 2024, and UAV filed its Third Amended Complaint on July 9, 2024. The Third Amended Complaint dismissed as defendants three current TMTG directors (W. Kyle Green, Linda McMahon, and Robert Lighthizer) and added four former Digital World directors (Frank J. Andrews, Patrick F. Orlando, Edward J. Preble, and Jeffrey A. Smith). On July 17, 2024, UAV filed a second contempt motion against Private TMTG and TMTG (“Second Contempt Motion”) alleging additional violations of the March 15 Order. On August 27, 2024, the Chancery Court denied both the First Contempt Motion and the Second Contempt Motion. On July 23, 2024, all of the defendants with the exception of Patrick F. Orlando moved to dismiss the Third Amended Complaint. On September 17, 2024, Mr. Orlando moved to dismiss the Third Amended Complaint. On October 8, 2024, UAV voluntarily dismissed Mr. Orlando with prejudice.

This matter remains pending.

Lawsuit Against ARC, Patrick Orlando, UAV, Andrew Litinsky, and Wesley Moss in Florida

On February 26, 2024, representatives of ARC Global Investments II, LLC (“ARC”) claimed to Digital World that after a “more comprehensive” review, the conversion ratio for Digital World Class B common stock into Digital World Class A common stock upon the completion of the Business Combination was approximately 1.8:1. ARC’s new claim also contradicted the previous assertion by Patrick Orlando, the managing member of ARC, that the conversion ratio was 1.68:1. Digital World’s board of directors viewed these claims as an attempt by Mr. Orlando to secure personal benefits, breaching his fiduciary duty to Digital World and its shareholders. Digital World and Private TMTG initiated a lawsuit against ARC in the Civil Division for the Twelfth Judicial Circuit Court in Sarasota County, Florida, on February 27, 2024 (Docket No. 2024-CA-001061-NC). The complaint sought a declaratory judgment affirming the appropriate conversion ratio as 1.34:1, as previously disclosed, damages for tortious interference with the contractual and business relationship between Private TMTG and Digital World, and damages for conspiracy with unnamed co-conspirators to interfere with the same. The complaint also sought damages for Mr. Orlando’s breach of fiduciary duty, which exposed Digital World to regulatory liability and resulted in an $18 million penalty, and for his continuous obstruction of Digital World’s merger with Private TMTG to extort various concessions that benefited only him and harmed Digital World and its shareholders. Furthermore, the complaint sought damages for the wrongful assertion of dominion over Digital World’s assets inconsistent with Digital World’s possessory rights over those assets. On March 8, 2024, Digital World voluntarily dismissed its declaratory judgment claim against ARC. On March 17, 2024, Digital World and Private TMTG filed an amended complaint, adding a claim for violation of Florida’s Deceptive and Unfair Trade Practices Act. Digital World further alleged breach of fiduciary duty of loyalty, breach of fiduciary duty of care, and conversion claims against Mr. Orlando. With respect to ARC, Digital World alleged aiding and abetting a breach of fiduciary duty. On April 3, 2024, Defendants ARC and Mr. Orlando filed a joint motion to dismiss the amended complaint or, in the alternative, to stay the proceeding pending the Delaware Action. Defendants ARC and Mr. Orlando also filed that same day a motion to stay discovery in the action. On May 29, 2024, Digital World moved to compel discovery from ARC and Mr. Orlando. On July 15, 2024, following a July 10 hearing, the Court entered an order denying the motion to stay discovery and motion to compel. Defendants ARC and Orlando have appealed that order. On July 29, 2024, the Court entered an order denying the motion to dismiss or, in the alternative, to stay the proceeding. On August 2, 2024, Defendants ARC and Mr. Orlando filed a motion to stay pending appeal. On July 31, 2024, Digital World and Private TMTG filed a motion for leave to file a second amended complaint, which proposed to add allegations against ARC and Orlando related to pre-targeting and other misconduct as set forth in the SEC Complaint against Orlando, and naming UAV, Andrew Litinsky and Wesley Moss as additional defendants. On August 15, 2024, Digital World and Private TMTG filed a motion for temporary injunction seeking to enjoin the threatened sale of Digital World stock by Defendant ARC and one of the new defendants proposed to be added through the motion for leave to file a second amended complaint. On August 28, 2024, Digital World and Private TMTG filed a renewed motion to compel, seeking prior productions to the SEC and DOJ and other documents from Defendants ARC and Mr. Orlando. On August 30, 2024, the Court held a hearing to address several motions.  During the hearing, the Court granted Digital World and Private TMTG’s motion for leave to amend and denied their motion for temporary injunction.  The Court also denied the motion to stay pending appeal filed by Defendants ARC and Mr. Orlando. On September 4, 2024, Digital World and Private TMTG filed an expedited motion to compel, seeking production of ARC’s capitalization table, supporting documents, and an order requiring ARC to cooperate with Digital World and Private TMTG in advance of the expiration of the lock-up restriction.  On September 5, 2024, Defendants ARC and Mr. Orlando filed a motion to stay pending appeal in the Second District Court of Appeal (C.A. No. 2D2024-1780). On September 12, 2024, the Court granted in part and denied in part the expedited motion to compel, ordering production of the capitalization table and supporting documents by September 13, 2024, at 12 p.m. On that same day, Defendants ARC and Mr. Orlando filed a notice of removal in the Middle District of Florida (C.A. No. 8:24-cv-02161). On September 13, 2024, Digital World and Private TMTG filed an emergency motion to remand to state court in the Middle District of Florida, which the Middle District granted on September 17, 2024.  On September 18, 2024, Digital World and Private TMTG filed an emergency motion for temporary injunction and contempt against ARC and Mr. Orlando in the state court action.  On that same day, the Court held a hearing during which it granted Digital World and Private TMTG’s motion for contempt, imposed a coercive sanction against ARC and Mr. Orlando of $5,000 per day until they complied with the court’s September 12 discovery order, and denied their motion for temporary injunction.  Defendants ARC and Orlando have appealed that order (C.A. No. 2D2024-02364). On October 1, 2024, Digital World and Private TMTG filed a motion for an order to show cause why ARC and Mr. Orlando should not be held in further contempt and subject to increased sanctions for their failure to comply with the Court’s September 18 contempt order. On October 18, 2024, the Second District Court of Appeal denied ARC and Mr. Orlando’s motion to stay pending appeal.  At a June 17, 2024, status hearing, the court agreed to schedule a trial for August 2025.

Litigation with ARC in Delaware

On February 29, 2024, ARC filed a lawsuit in the Court of Chancery of the State of Delaware (C.A. No. 2024-0186-LWW) against Digital World and its directors, alleging an impending violation of the Digital World Charter. ARC alleged that Digital World failed to commit to issue conversion shares to ARC that ARC claims it is owed upon the consummation of the Business Combination pursuant to the Charter. ARC claimed a conversion ratio of 1.81:1 and sought specific performance and damages for the alleged breach of the Digital World Charter, a declaratory judgment that the certain derivative securities of Digital World should be included in the calculation of the conversion ratio, a finding that the directors of Digital World breached their fiduciary duties, and a preliminary injunction to enjoin the Business Combination until Digital World “corrected” the conversion ratio. TMTG vigorously defended Digital World’s calculation of the conversion ratio and related rights. In addition to its complaint, ARC also filed a motion with the Chancery Court requesting that the case schedule be expedited to enable the Chancery Court to conduct an injunction hearing prior to the March 22, 2024, shareholder vote. On March 5, 2024, the Chancery Court denied ARC’s motion, stating that it would not conduct a merits or injunction hearing before March 22, 2024. Consequently, the Chancery Court also denied ARC’s request to postpone the Business Combination vote until after a merits hearing. The Chancery Court ruled that Digital World’s proposal to deposit disputed shares into an escrow account at the close of the Business Combination was adequate to prevent potential irreparable harm related to ARC’s share conversion. The Chancery Court also found that Digital World’s public disclosures about ARC’s claims and possible conversion scenarios at the close of the Business Combination further mitigated the risk of irreparable harm due to insufficient disclosure for the March 22, 2024, vote. As a result, on March 21, 2024, Digital World entered into two escrow agreements with Odyssey, as follows: (i) an escrow agreement for the benefit of ARC (the “ARC Escrow Agreement”), pursuant to which DWAC deposited into escrow 3,579,480 shares of TMTG shares of common stock (“Common Stock”), and (ii) an escrow agreement for the benefit of the Non-ARC Class B Shareholders (the “Non-ARC Class B Shareholders Escrow Agreement,” and together with the ARC Escrow Agreement, the “Disputed Shares Escrow Agreements”), pursuant to which TMTG deposited into escrow 1,087,553 shares of TMTG Common Stock, which amounts represent the difference between the actual conversion ratio, determined by Digital World’s board of directors upon closing of the Business Combination (which was determined to be 1.348:1), and a conversion ratio of 2.00. On September 16, 2024, the Chancery Court issued its order in this matter setting the conversion ratio at 1.4911:1.  The Chancery Court ruled against ARC on a substantial majority of its claims, reducing ARC’s proposed calculation of the conversion ratio of 1.81:1 by approximately 70% and holding that the former board members of Digital World did not breach any fiduciary duties in setting the conversion ratio calculation or in their public disclosures of the same. As a result of the Chancery Court’s order, a portion of the disputed conversion Common Stock held in escrow were released to ARC.  The release of Common Stock is subject to the terms and conditions of the ARC Escrow Agreement with the Escrow Agent and TMTG.   Accordingly, 785,825 shares of TMTG Common Stock, which represents the Court’s calculation for the difference between a ratio of 1.348:1 and 1.4911:1, were released from escrow (the “Court Ratio”).  Both parties still retain the option to file an appeal within 30 days after the Chancery Court’s final order. In connection with the Chancery Court’s final order, 238,692 Common Shares deposited in the Non-ARC Class B Shareholders Escrow Agreement, representing the Court Ratio, were released to the applicable holders, subject to the terms and conditions of the Non-ARC Class B Shareholders Escrow Agreement and the Securities Act of 1933, as amended. On October 23, 2024, ARC filed a motion for a $1,000.0 fee award.

Lawsuit Against UAV, Litinsky, Moss, and Orlando in Florida

On March 24, 2024, Private TMTG filed a lawsuit in the Circuit Court of the Twelfth Judicial Circuit for Sarasota County, Florida (Docket No. 2024-CA-001545-NC) against UAV, Andrew Litinsky, Wesley Moss, and Patrick Orlando. In view of UAV’s repeated demands concerning its alleged stock ownership and director appointment rights, the complaint alleges claims for a declaratory judgment against UAV determining that the Services Agreement is unenforceable against Private TMTG. The complaint also asserts a claim for unjust enrichment against UAV based on its failure to competently provide services to the company. Finally, the complaint asserts claims for damages for (a) breach of the fiduciary duty of loyalty against Mr. Litinsky and Mr. Moss based on their dealings with Mr. Orlando, (b) aiding and abetting and conspiracy to breach fiduciary duty against Mr. Orlando based on the same events, and (c) breach of the fiduciary duty of care against Mr. Litinsky and Mr. Moss for their gross negligence in managing the company. On April 25, 2024, Private TMTG filed a motion to consolidate this lawsuit with Docket No. 2024-CA-001061-NC (described above) for purposes of discovery and pretrial proceedings, which was denied without prejudice on August 2, 2024.   On June 27, 2024, the court granted Mr. Moss, Mr. Litinsky, and UAV’s motion to stay proceedings pending resolution of the Delaware litigation involving UAV. The court also denied Private TMTG’s motion for an anti-suit injunction.  On July 3, 2024, Mr. Orlando filed a motion to dismiss. On July 17, 2024, Private TMTG sought review of the court’s order granting UAV’s motion to stay in Florida’s Second District Court of Appeal by filing a petition for a writ of certiorari with that court (Case No. 2D2024-1642).  The court subsequently denied UAV’s motion to enforce the stay and Private TMTG’s motion to stay the stay pending certiorari review on September 2, 2024, and September 23, 2024, respectively.

Litigation With Orlando in Delaware

On March 15, 2024, Plaintiff Patrick Orlando brought a lawsuit against Digital World in the Chancery Court seeking advancement of legal fees associated with Mr. Orlando’s involvement in civil litigation against Digital World in Florida and certain other matters (the “Advancement Lawsuit”) (C.A. No. 2024-0264-LWW). Mr. Orlando’s allegations relate to certain provisions in the Digital World Charter, Digital World’s bylaws, and an indemnity agreement allegedly entered into between Mr. Orlando and Digital World. Mr. Orlando alleges that those certain provisions require Digital World to pay the legal fees Mr. Orlando incurred and will incur in connection with legal proceedings in which he is involved by reason of the fact that he is or was a director or officer of Digital World. Mr. Orlando seeks a court order that (i) declares that he is entitled to legal fees for certain proceedings described in the complaint, (ii) requires Digital World to pay for legal fees incurred and future legal fees to be incurred for those proceedings, (iii) requires Digital World to pay the fees incurred to bring the Advancement Lawsuit, and (iv) requires Digital World to pay pre- and post-judgment interest on the amounts owed to Mr. Orlando. On April 3, 2024, the Chancery Court entered a Stipulation and Advancement Order (“Stipulation”) stating that Mr. Orlando is entitled to advancement of attorneys’ fees and costs incurred with legal proceedings described in the Stipulation, subject to Digital World’s right to challenge the reasonableness of those attorneys’ fees and costs. The Stipulation further states that Mr. Orlando is entitled to fees incurred in connection with enforcement of advancement rights and sets forth procedures that will govern future requests for advancement of attorneys’ fees and costs.  As of October 28, 2024, TMTG had paid or agreed to pay more than $1.9M to Mr. Orlando’s attorneys pursuant to such Stipulation and TMTG’s other advancement obligations to Mr. Orlando. On April 23, 2024, Mr. Orlando filed a motion for leave to supplement the Advancement Lawsuit to add a claim for advancement of legal fees and expenses Mr. Orlando had incurred and would incur in connection with his defense of an action for declaratory judgment brought by members of ARC regarding Mr. Orlando’s removal as the managing member of ARC (the “ARC Removal Action”). Mr. Orlando also sought reimbursement for the legal fees and expenses incurred in connection with his supplement to the Advancement Lawsuit, and he sought pre-judgment and post-judgment interest on the amounts he claimed were owed to him. On August 1, 2024, plaintiffs in the ARC Removal Action dismissed their complaint without prejudice. On August 8, 2024, Mr. Orlando dismissed his supplemental claims in the Advancement Lawsuit without prejudice. The Advancement Lawsuit remains open on the Chancery Court’s docket.

Litigation with Orlando and Benessere in Miami, Florida

On April 2, 2024, Patrick Orlando and Benessere Investment Group, LLC (“Benessere”) filed suit against TMTG in the Circuit Court of the Eleventh Judicial District in Miami-Dade County Florida (Docket No. 2024-005894-CA-01). Orlando and Benessere seek a declaratory judgment that TMTG is restricted from disclosing material exchanged with Orlando and Benessere pursuant to a joint defense agreement previously entered into by the Parties in addition to a request for damages for any breach of the joint defense agreement. Also on April 2, 2024, Orlando and Benessere filed a motion for preliminary injunction for enforcement of the joint defense agreement. As of August 22, 2024, the motion for preliminary injunction had not been set for hearing.
Litigation with Odyssey Transfer & Trust Company in Delaware

On June 20, 2024, TMTG’s transfer agent, Odyssey filed an interpleader action in the U.S. District Court of the District of Delaware (C.A. No. 24-CV-00729). The complaint pertains to the ongoing dispute regarding share ownership between Michael Melkersen and ARC and includes TMTG as a nominal defendant. Odyssey is seeking an order from the Court discharging Odyssey of further liability and requiring ARC and TMTG to resolve their competing claims as to 716,140 Class A shares of TMTG and 25,000 TMTG warrants. On July 18, 2024, ARC filed a motion to dismiss for improper venue. On July 22, 2024, TMTG filed a motion for discharge and dismissal. On August 13, 2024, TMTG filed its answer and crossclaims against Mr. Melkersen and ARC. On August 21, 2024, ARC filed a motion to dismiss for lack of subject matter jurisdiction. This matter remains pending.

Litigation with RejuveTotal LLC in New York

On October 21, 2024, RejuveTotal LLC (“Rejuve”) filed suit against TMTG and its Chief Financial Officer in the Supreme Court of the State of New York, New York County (Index No. 655551/2024).  The complaint alleged breach of contract, and sought equitable relief as well as indemnification and reimbursement of costs and expenses, in connection with Rejuve’s role as Purchaser Representative under the Merger Agreement.  As of October 29, 2024, defendants in this matter had not yet been served.

NOTE 16 - SUBSEQUENT EVENTS

On each of October 1, October 7, October 14, and October 29, 2024, TMTG issued contingent consideration to WCT upon the achievement of operational milestones related to the opening of data centers, in accordance with the terms of the Asset Acquisition Agreement.

On October 3, 2024, the Company and its former Chief Operating Officer (“Former COO”) entered into a separation and release of claims agreement (the “Separation Agreement”) following the Former COO’s resignation effective September 28, 2024 (“Separation Date”).  Pursuant to the Separation Agreement, the Former COO is entitled to certain payments over fourteen months following the Separation Date, subject to his compliance with the terms of the Separation Agreement.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

References in this report (this “Quarterly Report”) to “TMTG,” “we,” “us” or the “Company” refer to Trump Media & Technology Group Corp. References to our “management” or our “management team” refer to our officers and directors. The following discussion and analysis of the Company’s financial condition and results of operations should be read in conjunction with the unaudited condensed consolidated financial statements and the notes thereto contained elsewhere in this Quarterly Report. All amounts are in thousands, except per share data.  Certain information contained in the discussion and analysis set forth below includes forward-looking statements that involve risks and uncertainties.  Our actual results could differ materially from such forward-looking statements. Factors that could cause or contribute to those differences include, but are not limited to, those identified below and those discussed in the sections titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” included elsewhere in this report.

Cautionary Note Regarding Forward-Looking Statements

This Quarterly Report on Form 10-Q includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Exchange Act of 1934, as amended (the “Exchange Act”) that are not historical facts, and involve risks and uncertainties that could cause actual results to differ materially from those expected and projected. All statements, other than statements of historical fact included in this Quarterly Report including, without limitation, statements under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” regarding the Company’s financial position, business strategy and the plans and objectives of management for future operations, are forward-looking statements. When used in this Quarterly Report, words such as “expect,” “believe,” “anticipate,” “intend,” “estimate,” “aim,” “plan,” “may,” “will,” “continue,” “should,” “seek” and variations and similar words and expressions identify forward-looking statements. Such forward-looking statements are based on the beliefs of management, as well as assumptions made by, and information currently available to management. A number of factors could cause actual events, performance or results to differ materially from the events, performance and results discussed in the forward-looking statements. For information identifying important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements, please refer to the Risk Factors section of the Company’s Form 10-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 1, 2024, as amended by Amendment Number 1 to Form 10-K filed with the SEC on April 3, 2024, and other documents filed with the SEC, which describe additional factors that could adversely affect our business, financial condition, or results of operations. The Company’s securities filings can be accessed on the EDGAR section of the SEC’s website at www.sec.gov. Except as expressly required by applicable securities law, the Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Overview

TMTG aspires to build a media and technology powerhouse to rival the liberal media consortium and promote free expression. TMTG was founded to fight back against the big tech companies-Meta (Facebook, Instagram, and Threads), X (formerly Twitter), Netflix, Alphabet (Google), Amazon and others-that it believes collude to curtail debate in America and censor voices that contradict their “woke” ideology. TMTG aims to safeguard public debate and open dialogue, and to provide a platform for all users to freely express themselves.

TMTG Sub Inc. (formerly known as Trump Media & Technology Group Corp.) (“Private TMTG”) was incorporated on February 8, 2021, and launched its first product, Truth Social, which is a social media platform aiming to end big tech’s assault on free speech by opening up the internet and giving the American people their voices back. It is a public, real-time platform where any user can create content, follow other users, and engage in an open and honest global conversation without fear of being censored or cancelled due to their political viewpoints. TMTG does not restrict whom a user can follow, which it believes will greatly enhance the breadth and depth of available content. Additionally, users can be followed by other users without requiring a reciprocal relationship, enhancing the ability of TMTG users to reach a broad audience.

Truth Social was generally made available in the first quarter of 2022. TMTG prides itself on operating its platform, to the best of its ability, without relying on big tech companies. Partnering with pro-free-speech alternative technology firms, Private TMTG fully launched Truth Social for iOS in April 2022. Private TMTG debuted the Truth Social web application in May 2022, and the Truth Social Android App became available in the Samsung Galaxy and Google Play stores in October 2022. Private TMTG introduced direct messaging to all versions of Truth Social in 2022, released a “Groups” feature for users in May 2023, and announced the general availability of Truth Social internationally in June 2023. Since its launch, Truth Social has experienced substantial growth, from zero to an aggregate of approximately 9.0 million signups for Truth Social via iOS, Android and the web as of mid-February 2024. However, investors should be aware that since its inception, TMTG has not relied on any specific key performance metric to make business or operating decisions. Consequently, it has not been maintaining internal controls and procedures for periodically collecting such information, if any. While many mature industry peers may gather and analyze certain metrics, given the early development stage of the Truth Social platform, TMTG’s management team believes that such metrics are not critical in the near future for the business and operation of the platform. This stance is due to TMTG’s long-term commitment to implementing a robust business plan, which may involve introducing innovative features and potentially incorporating new technologies, such as advanced video streaming services on its platform. These initiatives may enhance the range of services and experiences TMTG can offer on its Truth Social platform.

At this juncture in its development, TMTG believes that adhering to traditional key performance indicators, such as signups, average revenue per user, ad impressions and pricing, or active user accounts including monthly and daily active users, could potentially divert its focus from strategic evaluation with respect to the progress and growth of its business. TMTG believes that focusing on these KPIs might not align with the best interests of TMTG or its stockholders, as it could lead to short-term decision-making at the expense of long-term innovation and value creation. Therefore, TMTG believes that this strategic evaluation is critical and aligns with its commitment to a robust business plan that includes introducing innovative features and new technologies.

To foster a flourishing digital public forum, TMTG seeks to prevent illegal and other prohibited content from contaminating its platform. In accordance with Truth Social’s terms of service, illegal and prohibited content includes, but is not limited to a) sexual content or language; b) content that includes sexual activity, sexual intercourse or any type of sexual act; c) any content that portrays or suggest explicit sexual acts or sexually suggestive positions or poses; d) sexually suggestive (explicit or vague) statements, texts or phrases; or e) content in which sexual acts are requested or offered, including pornography, prostitution, sugar babies, sex trafficking or sexual fetishes. Using human moderators and an artificial intelligence vendor known as HIVE, Truth Social has developed what TMTG believes is a robust, fair, and viewpoint-neutral moderation system and that its moderation practices are consistent with, and indeed help facilitate, TMTG’s objective of maintaining “a public, real-time platform where any user can create content, follow other users, and engage in an open and honest global conversation without fear of being censored or cancelled due to their political viewpoints.”

Prior to the Closing (as hereinafter defined), Private TMTG relied primarily on bridge financing, in the form of convertible promissory notes, to build the Truth Social platform. TMTG aims to use the proceeds from the Business Combination (as hereinafter defined) to catalyze growth, including through strategic investments in marketing, advertising sales, and the technology described below, while continuing to prioritize feature development and user experience. Private TMTG has historically incurred operating losses and negative cash flows from operating activities. For the reasons described below, TMTG expects to continue to incur operating losses and negative cash flows from operating activities for the foreseeable future, as it works to expand its user base, attracting more platform partners and advertisers. TMTG’s ability to become profitable and generate positive cash flow depends on TMTG’s success in growing its user base, platform partners, and advertisers. This growth is expected to come from the overall appeal of the Truth Social Platform.

TMTG may enhance this appeal through new initiatives or by acquiring new technologies. Private TMTG conducted extensive technological due diligence and testing regarding a particular, state-of-the-art technology that supports video streaming and provides a “home” for cancelled content creators, and which TMTG has worked to acquire and incorporate into its product offerings and/or services as soon as practicable. On April 16, 2024, TMTG announced that, after nine months of testing on its Web and iOS platforms, the Company has finished the research and development phase of a new live TV streaming platform and expects to begin scaling up its own content delivery network (“CDN”).

TMTG announced plans to roll out its streaming content in three phases:

•
Phase 1: Introduce Truth Social’s CDN for streaming live TV to the Truth Social app for Android, iOS, and Web.  On August 7, 2024, TMTG announced that TV streaming via Truth Social had become available via all three modalities.

•
Phase 2: Release stand-alone Truth Social over-the-top streaming apps for phones, tablets, and other devices.  As of October 21, 2024, TMTG had announced that Truth+ streaming had been released as a standalone product on Android, iOS, and Web.

•	Phase 3: Release Truth Social streaming apps for home TV. As of October 23, 2024, TMTG had announced that Truth+ streaming had been released on Apple TV, Android TV, and Amazon Fire TV.

Such initiatives and acquisitions are subject to material changes and risks, some of which are beyond TMTG’s control. Given these uncertainties, TMTG believes it is premature for TMTG to predict when it will attain profitability and positive cash flows from its operations.

In order to fund its operations prior to Closing, Private TMTG issued approximately two dozen convertible promissory notes in the aggregate principal amount of $48,155.0 (net of repayments) from May 2021 through March 2024. All Private TMTG convertible promissory notes (the “Private TMTG Convertible Notes”), including the foregoing, converted to shares of TMTG common stock immediately before the Closing of the Business Combination. See the section titled “— Liquidity and Capital Resources” below.

The mailing address of TMTG’s principal executive office is 401 N. Cattlemen Rd., Suite 200, Sarasota, Florida 34232.

Recent Developments

Business Combinations

Reverse Merger

On October 20, 2021, Digital World Acquisition Corp. (now known as Trump Media & Technology Group Corp.) (prior to the Closing, “Digital World”), Merger Sub, Private TMTG, ARC Global Investments II, LLC (which was replaced and succeeded by RejuveTotal LLC, a New Mexico limited liability company effective as of March 14, 2024), in the capacity as the representative of the stockholders of Digital World, and Private TMTG’s General Counsel in his capacity as the representative of the stockholders of Private TMTG, entered into an Agreement and Plan of Merger (as amended, the “Merger Agreement”), pursuant to which, among other transactions, Merger Sub merged with and into Private TMTG, with Private TMTG continuing as the surviving corporation and as a wholly owned subsidiary of TMTG (the “Merger” and, together with the other transactions contemplated by the Merger Agreement, the “Business Combination”). On March 25, 2024 (the “Closing Date”), the Business Combination was consummated (the “Closing”).

In connection with the Business Combination, all shares of Private TMTG common stock issued and outstanding immediately prior to the effective time of the Closing (the “Effective Time”)  (other than those properly exercising any applicable dissenters’ rights under Delaware law) were exchanged for the Merger Consideration (as defined in the Merger Agreement) (or, as applicable, the separate and additional consideration received by former holders of Private TMTG Convertible Notes issued by Private TMTG). Each Private TMTG Convertible Note that was outstanding immediately prior to the Closing was automatically converted immediately prior to the Effective Time into a number of shares of Private TMTG common stock, in accordance with each such Private TMTG Convertible Note as set forth therein. At the Closing, Digital World Acquisition Corp. changed its name to “Trump Media & Technology Group Corp.” and Private TMTG changed its name to “TMTG Sub Inc.”

Notwithstanding the legal form of the Merger pursuant to the Merger Agreement, the Merger was accounted for as a reverse recapitalization in accordance with U.S. GAAP because Private TMTG was determined to be the accounting acquirer under ASC 805. The determination was primarily based on the evaluation of the following facts and circumstances taking into consideration:

•	The pre-combination equity holders of Private TMTG hold the majority of voting rights in TMTG;

•	The pre-combination equity holders of Private TMTG have the right to appoint the majority of the directors on TMTG’s Board;

•	Private TMTG senior management (executives) are the senior management (executives) of TMTG; and

•	Operations of Private TMTG comprise the ongoing operations of TMTG.

Under the reverse recapitalization model, the Merger is treated as Private TMTG issuing equity for the net assets of Digital World, with no goodwill or intangible assets recorded.

As of the Closing, (i) President Donald J. Trump beneficially held approximately 57.6% of the outstanding shares of TMTG common stock and (ii) the public stockholders of TMTG held approximately 21.9% of the outstanding shares of TMTG common stock.  As of the date of this Quarterly Report, President Donald J. Trump beneficially holds approximately 52.9% of the outstanding shares of TMTG common stock, including 36,000,000 Earnout Shares (as defined in the Merger Agreement). President Trump’s entitlement to the Earnout Shares was officially determined by TMTG on April 26, 2024 in accordance with the Merger Agreement, after which President Trump was issued the Earnout Shares.

WorldConnect Technologies

On July 3, 2024, TMTG, WorldConnect Technologies, L.L.C. (“WCT”), WorldConnect IPTV Solutions, LLC (“Solutions”) and JedTec, L.L.C. (“JedTec”) entered into an asset acquisition agreement (the “Asset Acquisition Agreement”), pursuant to which TMTG agreed to acquire substantially all of the assets of WCT or its affiliate, which mainly included certain agreements, including an option agreement (the “Option Agreement”), dated February 5, 2024, by and between WCT, Perception Group, Inc., Perception TVCDN Ltd., and FORA, FOrum RAčunalništva, d.o.o., as amended (each of the parties thereto other than WCT, collectively, “Perception”), as well as ancillary agreements related to the source code purchase (the “Source Code Purchase Agreement”) and support and maintenance (the “Support and Maintenance Agreement”, together with the Source Code Purchase Agreement, the “CDN Agreements”). The transaction closed on August 9, 2024, the date which was two business days after the Company implemented the Perception Software and Network (as defined below) with all back-end API services having become generally available on iOS, Google/Android, and web media services and with streaming enabled from at least one data-center (the “Closing Date”).

Pursuant to the Option Agreement, on the Closing Date, WCT assigned to the Company the CDN Agreements, which are expected to be used for the roll out of the CDN technology for the Truth platform (the updated version of the Company’s Truth Social web and mobile application with streaming enabled using intellectual property obtained from Perception, the “Perception Software and Network”). In addition, Perception and its affiliates agreed not to use or permit other parties to use the Source Code (as defined below) until August 9, 2029 for any purpose that competes, in the United States, with the Truth platform or commercialization of such Source Code in the United States. In addition, the Option Agreement grants the (i) option to purchase Perception, subject to a future negotiation of the price and terms of such acquisition and (ii) right of first refusal to purchase Perception in the event of a bona fide written offer from an unaffiliated third party to purchase more than 50% of the assets of Perception. The Company does not have any current intention to exercise those rights.

Pursuant to the Asset Acquisition Agreement, on the Closing Date, the Company agreed to issue to Solutions and JedTec as consideration up to 5,100,000 shares (the “Shares”) of TMTG common stock, 2,600,000 shares of which were issued on the Closing Date and 2,500,000 shares of which will be issuable upon the satisfaction of certain Milestones (as defined in the Asset Acquisition Agreement). In addition, with respect to all of the Shares, for a period of 12 months after the Closing Date, neither JedTec, Solutions nor their respective affiliates will be permitted to collectively sell an amount of the Shares during any consecutive two trading week period (the “Two Week Sale Period”) exceeding the “Set Percentage.” For the purposes of this restriction, the “Set Percentage” means a percentage of the average daily trading volume of the common stock during the immediately preceding two consecutive trading weeks as reported on primary exchange on which the common stock is traded (i.e., currently the NASDAQ) (the “Prior Two Week ADTV”). Unsold amounts from a Two Week Sale Period do not carry over to a subsequent Two Week Sale Period. The “Set Percentage” is 3% for the first nine months after the Closing Date and 5% from six to 12 months after the Closing Date. For example, if during the first nine months after the Closing date, a Prior Two Week ADTV is 5,000,000 shares, restricted holders cannot sell more than 150,000 shares during the following Two Week Sale Period. Under the same fact pattern during six to 12 months after the Closing Date, restricted holders could not sell more than 250,000 shares during such Two Week Sale Period.

Concurrently with the execution of the Asset Acquisition Agreement, and as a condition and inducement to the willingness of the Company to enter into it, WCT exercised the Option Agreement and entered into the Source Code Purchase Agreement and the Support and Maintenance Agreement, which agreements were assigned to the Company on the Closing Date. Under the Source Code Purchase Agreement, Perception agreed to sell a copy of the source code of the software related to the CDN technology (“Source Code”) and grant the WCT (which grant was assigned under the Asset Acquisition Agreement to the Company) an irrevocable, non-exclusive, worldwide, perpetual right and license to forever retain, copy, reproduce, use, modify, enhance, create modifications and derivative works of, display, distribute, perform, compile, execute, sublicense, and otherwise exploit the Source Code and all resulting compiled software for commercial exploitation. The purchase price of $17,500,000 is payable by the Company in four installments to be completed by the third anniversary of the execution date of the Source Code Purchase Agreement.  Further to supplement the Source Code Purchase Agreement, WCT entered into a Support and Maintenance Agreement, under which Perception is to assist TMTG in commercializing the Source Code to develop, launch, and grow the platform. The acquisition of the Source Code is effective as of the Closing Date. Pursuant to the Asset Acquisition Agreement, TMTG will assume on the Closing Date WCT’s rights and obligations under the Source Code Purchase Agreement and the Support and Maintenance Agreement. In connection with the Source Code Agreement, TMTG entered into a source code escrow agreement related to the sale of the Source Code. Pursuant to such agreement, Perception will deposit a copy of the Source Code into an escrow account. Subject to certain terms and conditions, immediately after the  Closing Date, the escrow agent will hold the Source Code until Perception receives the full purchase price of $17,500,000 for the Source Code. Upon full payment, the Source Code and any modifications will be released to TMTG.

TMTG entered into a registration rights agreement with Solutions and JedTec on the Closing Date, pursuant to which the TMTG will file a registration statement with the SEC to register for resale the Shares within 15 days following the Closing Date upon receiving a demand for registration from WCT. TMTG filed the registration statement on August 23, 2024, and it became effective on September 5, 2024.  TMTG will use its reasonable best efforts to cause such registration statement to remain effective until all the Shares covered by such registration statement have been sold.

Standby Equity Purchase Agreement

On July 3, 2024, the Company entered into the Standby Equity Purchase Agreement (“SEPA”) with YA II PN, LTD., a Cayman Islands exempt limited partnership (“Yorkville”). Pursuant to the SEPA, the Company shall have the right, but not the obligation, to sell to Yorkville up to $2,500,000.0 of its Common Stock, subject to certain limitations and conditions set forth in the SEPA, from time to time during the term of the SEPA. A registration statement covering the resale of 37,644,969 shares of Common Stock by Yorkville (Commission file number 333-280691) was filed on Form S-1 (the “Registration Statement”) in accordance with the SEPA and was declared effective by the SEC on July 15, 2024.

The per share subscription price Yorkville will pay for the shares is 97.25% of the Market Price during a one- or three-day pricing period elected by the Company. The “Market Price” is defined in the SEPA as the lowest daily VWAP (as defined below) during the one trading day, in the case of a one-day pricing period, or of the three consecutive trading days, in the case of a three-day pricing period, commencing on the trading day on which the Company delivers an Advance Notice to Yorkville. “VWAP” means, for any trading day, the daily volume weighted average price of the Company’s Common Stock for such date on NASDAQ as reported by Bloomberg L.P. during regular trading hours. There is no upper limit on the subscription price per share that Yorkville could be obligated to pay for the shares.

Yorkville is not obligated to subscribe to any shares under the SEPA which, when aggregated with all other shares of Common Stock then beneficially owned by Yorkville and its affiliates (as calculated pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13d-3 promulgated thereunder), would result in the beneficial ownership by Yorkville and its affiliates to exceed 4.99% of the outstanding voting power or number of the Company’s Common Stock (the “Beneficial Ownership Limitation”).

As consideration for Yorkville’s commitment to purchase shares at the Company’s direction upon the terms and subject to the conditions set forth in the SEPA, on July 3, 2024 the Company agreed to pay YA Global II SPV, LLC, a subsidiary of Yorkville, (i) a structuring fee in the amount of $25.0 and (ii) a commitment fee in the form of 200,000 shares of Common Stock (the “Commitment Shares”). EF Hutton LLC (“EF Hutton”) acted as the exclusive placement agent in connection with the transactions contemplated by the SEPA, for which the Company issued to EF Hutton 125,000 shares of Common Stock (the “Placement Agent Shares”).

The Company shall not effect any sales under the SEPA and Yorkville shall not have any obligation to purchase shares under the SEPA to the extent that after giving effect to such purchase and sale the aggregate number of shares of Common Stock issued under the SEPA together with any shares of Common Stock issued in connection with any other transactions that may be considered part of the same series of transactions, where the average price of such sales would be less than $31.73 and the number of shares issued would exceed the number of shares representing 19.99% of the outstanding voting common stock as of June 25, 2024 (the “Exchange Cap”).

During the quarter ended September 30, 2024, Yorkville purchased 17,330,365 shares of Common Stock for prices between $14.31 and $36.13 per share, pursuant to the terms of the SEPA. Proceeds of these equity sales under the terms of the SEPA were approximately $339,463.1. Such issuances were in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act.

As of the date of this Quarterly Report on Form 10-Q, the Company had offered and sold 17,530,365 shares of Common Stock to Yorkville pursuant to the SEPA, including the Commitment Shares.

Convertible Promissory Notes

Through March 31, 2024, Private TMTG issued Private TMTG Convertible Notes in the aggregate principal amount of $48,155.0 (net of repayments) that accrued interest at a range between 5% and 10% per annum until converted. See “Note 10 – Convertible Promissory Notes And Warrants,” in the accompanying financial statements for details. Immediately prior to the Closing, all Private TMTG Convertible Notes were converted into Private TMTG common stock.

Key Factors Affecting Results of Operations

Executive Promissory Notes

Private TMTG issued TMTG Executive Promissory Notes to certain executives prior to the Closing Date. The principal amounts of such notes were as follows: $1,150.0 for Devin Nunes, our Chief Executive Officer, $4,900.0 for Phillip Juhan, our Chief Financial Officer, and $200.0 for Andrew Northwall, our Chief Operating Officer, and the aggregate amount of such notes for other executives was $650.0. Private TMTG was not required to pay any interest pursuant to such notes. Upon the closing of the Merger, such notes automatically converted in whole, without any further action by the holders thereof, into 690,000 shares of TMTG common stock.

Inflation and the Global Supply Chain

Currently the U.S. economy is experiencing a bout of increased inflation, resulting in rising prices. The U.S. Federal Reserve, as well as its counterparts in other countries, have engaged in a series of interest rate hikes in an effort to combat rising inflation. Although inflation did not have a significant impact on our results of operations for the periods ended September 30, 2024 and 2023, we anticipate that inflation will have an impact on our business going forward, including through a material increase in our cost of revenue and operating expenses in the coming years, if not permanently. Continued or permanent rises in core costs could impact our growth negatively.

Current Economic Conditions

We are subject to risks and uncertainties caused by events with significant macroeconomic impacts, including, but not limited to, the COVID-19 pandemic, the Russian invasion of Ukraine, the Israel-Hamas war, and actions taken to counter inflation. Supply chain constraints, labor shortages, inflation, and rising interest rates and reduced consumer confidence have caused advertisers in a variety of industries to be cautious in their spending and to either pause or slow their campaigns.

In order to manage our cost structure in light of the current macroeconomic environment and pending TMTG’s access to additional capital via the Business Combination, we sought opportunities to reduce our expense growth. Following the elimination of several positions in March 2023, we paused hiring in the second quarter of 2023. We were subsequently more selective about the roles that we filled, resulting in some attrition. We also reduced non-labor spend in areas such as travel, rent, consulting fees, and professional services.

The extent of the ongoing impact of these macroeconomic events on our business and on global economic activity is uncertain and may continue to adversely affect our business, operations and financial results. Our past results may not be indicative of our future performance, and historical trends in revenue, income (loss) from operations, net income (loss), and net income (loss) per share may differ materially.

Private TMTG’s Former Chairman President Donald J. Trump

TMTG’s success depends in part on the popularity of our brand and the reputation and popularity of President Donald J. Trump. The value of TMTG’s brand may diminish if the popularity of President Donald J. Trump were to suffer. Adverse reactions to publicity relating to President Donald J. Trump, or the loss of his services, could adversely affect TMTG’s revenues, results of operations and its ability to maintain or generate a consumer base. President Donald J. Trump is involved in numerous lawsuits and other matters that could damage his reputation.4 Additionally, TMTG’s business plan relies on President Donald J. Trump bringing his former social media followers to TMTG’s platform. In the event any of these, or other events, cause his followers to lose interest in his messages, the number of users of our platform could decline or not grow as we have assumed. To the extent users prefer a platform that is not associated with President Donald J. Trump, TMTG’s ability to attract users may decrease.

Growth in User Base

We currently rely on the sale of advertising services for all of our revenue. If we experience a decline in the number of users or a decline in user engagement, including as a result of the loss of high-profile individuals and entities who generate content on Truth Social, advertisers may not view Truth Social as attractive for their marketing expenditures, and may reduce their spending with us, which would harm our business and operating results.

Truth Social is being developed as a global platform for public self-expression and conversation in real time and our business depends on continued and unimpeded access to Truth Social on the internet by our users and advertisers. We face strong competition to attract and engage users, including other social media platforms that focus on the same audience that Truth Social focuses on, competitors that develop products, features, or services that are similar to ours or that achieve greater market acceptance, companies which have greater financial resources and substantially larger user bases, which offer a variety of internet and mobile device-based products, services and content.

The growth of our user base depends upon many factors both within and beyond our control, including the popularity, usefulness, ease of use, performance and reliability of our products and services compared to those of our competitors; the amount, quality and timeliness of content generated by our users; the frequency and relative prominence of the ads displayed by us or our competitors; the safety and security of Truth Social; and whether there is improper access to or disclosure of our users’ information, which could harm our reputation.

Prior to the Closing, Private TMTG relied primarily on bridge financing, in the form of convertible promissory notes, to build the Truth Social platform. TMTG intends to use the funds available as a result of the Business Combination to catalyze growth, including through strategic investments in marketing, advertising sales, and new technologies as described above, while continuing to prioritize feature development and user experience. Private TMTG has historically incurred operating losses and negative cash flows from operating activities. For the reasons described below, TMTG expects to continue to incur operating losses and negative cash flows from operating activities for the foreseeable future, as it works to expand its user base, attracting more platform partners and advertisers.

Attract, Retain and Motivate Talented Employees

Our results of operations rely on the leadership and experience of our relatively small number of key executive management personnel, and the loss of key personnel or the inability of replacements to quickly and successfully perform in their new roles could adversely affect our business. We have experienced management departures and may continue to experience management departures. Any significant diversion of management attention away from ongoing business concerns and any difficulties encountered in the transition and integration process could have a material adverse effect on our business, financial condition and results of operations. The loss of the services of these key employees or our executive management members could have a material adverse effect on our business and prospects, as we may not be able to find suitable individuals to replace such personnel on a timely basis or without incurring increased costs.

Furthermore, although the risk is somewhat mitigated by the non-competition agreements signed by certain key employees in connection with the Closing of the Business Combination, if we lose or terminate the services of one or more of our key employees or if one or more of our current or former executives or key employees joins a competitor or otherwise competes with us, it could impair our business and our ability to successfully implement our business plan. Additionally, if we are unable to hire qualified replacements for our executive and other key positions in a timely fashion, our ability to execute our business plan would be harmed. Even if we can quickly hire qualified replacements, we could experience operational disruptions and inefficiencies during any such transition. We believe that our future success will depend on our continued ability to attract and retain highly skilled and qualified personnel. In addition, many of our key technologies and systems will be custom-made for our business by our personnel. The loss of key engineering, product development, marketing and sales personnel could disrupt our operations and have an adverse effect on our business.

Expansion into New Geographic Markets

We plan to continue expanding our business operations by offering our products around the globe, and Truth Social is generally available internationally. As a result, we have entered new international markets where we have limited or no experience in marketing, selling, and deploying our products and may be subject to increased business and economic risks. We may not be able to monetize our products and services internationally as a result of competition, advertiser demand, differences in the digital advertising market and digital advertising conventions, as well as differences in the way that users in different countries access or utilize our products and services. Differences in the competitive landscape in international markets may impact our ability to monetize our products and services. It is possible that governments of one or more countries may seek to censor content available on Truth Social in their country or impose other restrictions that may affect the accessibility of Truth Social in their country for an extended period of time or indefinitely.

In addition, governments in other countries may seek to restrict access to Truth Social from their country entirely if they consider us to be in violation of their laws. In the event that access to Truth Social is restricted, in whole or in part, in one or more countries or our competitors are able to successfully penetrate geographic markets that we cannot access, our ability to retain or increase our user base and user engagement may be adversely affected, we may not be able to maintain or grow our revenue as anticipated, and our financial results could be adversely affected. We may be subject to greater risks than typical social media platforms because of the focus of our offerings and the involvement of President Donald J. Trump. If we fail to deploy or manage our operations in international markets successfully, our business may suffer.

Key Operating Metrics

From its inception through the Closing, Private TMTG focused on developing Truth Social by enhancing features and user interface rather than relying on traditional performance metrics like average revenue per user, ad impressions and pricing, or active user accounts, including monthly and daily active users. While many industry peers may gather and report on these or similar metrics, given the early development stage of the Truth Social platform, TMTG’s management team has not relied on any particular key performance metric to make business or operating decisions. TMTG believes that this evaluation is critical and in line with its commitment to implement a robust business plan that may involve introducing innovative features and potentially incorporating new technologies. At this juncture in its development, TMTG believes that adhering to traditional key performance indicators, such as signups, average revenue per user, ad impressions and pricing, or active user accounts including monthly and daily active users, could potentially divert its focus from strategic evaluation with respect to the progress and growth of its business. TMTG believes that focusing on these key performance indicators might not align with the best interests of TMTG or its stockholders, as it could lead to short-term decision-making at the expense of long-term innovation and value creation. Therefore, TMTG believes that this strategic evaluation is critical and aligns with its commitment to a robust business plan that includes introducing innovative features and new technologies.

In connection with such an evaluation, and consistent with SEC guidance, TMTG will consider the relevant key performance indicators for its then-current business operations and determine whether it has effective controls and procedures in place to process information related to the disclosure of key performance indicators and metrics. Should this be the case, TMTG may decide to collect and report such metrics if they are deemed to significantly enhance investors’ understanding of TMTG’s financial condition, cash flows, and other aspects of its financial performance. However, TMTG may find it challenging or cost-prohibitive to implement such effective controls and procedures and may never collect, monitor, or report any or certain key operating metrics. As the platform evolves and new technologies and features are added, TMTG’s management team expects to reevaluate whether TMTG will gather and monitor one or more metrics and rely on such information in making management decisions. If TMTG determines to do so, TMTG expects to present such material key operating metrics appropriately in its periodic reports to enhance investors’ understanding of its financial condition, cash flows, and any other changes in financial condition and results of operations.

Components of Results of Operations

Revenue

As of the period ended September 30, 2024, all revenue has been derived from the advertising of products and services on the Truth Social platform. Advertising revenue is generated by displaying advertisements as posts (attributable to “Truth Ads”) in users’ Truth Social feeds.

On August 19, 2022, TMTG entered into an Advertising Publisher Agreement (“Rumble Agreement”) with Rumble USA, Inc. (“Rumble”), pursuant to which Rumble was engaged to sell advertising space for the placement of advertisements on Truth Social by making Truth Social Ad units (“Ad Unit” or “Ad Units”) available for advertisers on an advertising manager service maintained by Rumble. TMTG and Rumble executed a minimum guarantee advertising publisher agreement on October 30, 2023 (the “Minimum Guarantee Rumble Agreement”), which replaced the Rumble Agreement. While TMTG determines the number of Ad Units available on our Truth Social platform, the prices for the Ad Units are set by an auction operated and managed by Rumble. Under the current agreement, 70% of the total aggregate gross revenues from the sale of Ad Units are allocated to TMTG, and the Ad Units will comprise at least 85% of the aggregate number of paid advertisements directly into Truth Social feeds by TMTG each month. We recognize advertising revenue during the period in which we satisfy our performance obligation by displaying advertisements in users’ Truth Social feeds. We reimburse Rumble for the direct out-of-pocket costs incurred by Rumble in the performance of the service covered by the Rumble Agreement, including processing fees and chargebacks/refunds paid to advertisers in relation to an Ad Unit.

On October 3, 2022, TMTG entered into a Publisher Agreement (the “TAME Agreement”) with The Affinity Media Exchange, Inc. (“TAME”), pursuant to which TMTG engaged TAME as its non-exclusive agent and representative for the sale of Digital Advertising Inventory on Truth Social. “Digital Advertising Inventory” means all advertising opportunities on the Truth Social platform which are inserted or added to the TMTG website, app, ad stacks, or video exchange players of Truth Social. Within 25 days of the end of each calendar month, TAME is required to provide TMTG with month end sales reporting by platform and to pay TMTG the net revenues actually paid to TAME by the advertisers, after deducting TAME’s commissions equal to 10% of the Digital Advertising Inventory revenue actually collected on behalf of TMTG for Truth Social.

The Rumble Agreement grants to Rumble a worldwide, non-exclusive, royalty-free license to use any and all trademarks, service marks, trade names, symbols, logos and other branding identifiers of TMTG and Truth Social solely for purposes of performing the services covered by the Rumble Agreement, provided, however, that such license does not include permission to alter, modify, edit, denigrate, or distort Donald J. Trump’s name, photograph, likeness (including caricature), voice, and biographical information, or any reproduction or simulation thereof.

The TAME Agreement does not contain a license to intellectual property.

Neither the Rumble Agreement nor the TAME Agreement provide for access to TMTG’s platform or services.

For a description of TMTG’s revenue recognition policies, see Note 2, Significant Accounting Policies and Practices, in TMTG’s unaudited condensed consolidated financial statements as of and for the three and nine months ended September 30, 2024 and 2023, included in this Quarterly Report.

Cost of Revenue

Cost of revenue primarily encompasses expenses associated with generating advertising revenue, direct costs associated with the acquisition and licensing of content, and streaming delivery costs of our CDN, excluding depreciation and amortization expense.

TMTG expects cost of revenue to increase significantly in the foreseeable future as it expands its Truth Social and Truth+ platforms. Such increases will likely include investment in infrastructure and other direct costs such as revenue share expenses, allocated facility costs, and traffic acquisition costs (“TAC”).

Infrastructure costs allocated may include data center costs related to TMTG’s co-located facilities, lease and hosting costs, related support and maintenance costs and energy and bandwidth costs, public cloud hosting costs; and personnel-related costs, including salaries, benefits and stock-based compensation, for our operations teams.

TAC costs may include costs TMTG incurs with third parties in connection with the sale to advertisers of its advertising products that it places on third-party publishers’ websites and applications or other offerings collectively resulting from acquisitions.

General and Administration Expenses

General and administration expenses consist primarily of personnel-related costs, including salaries, benefits and stock-based compensation for TMTG’s executive, finance, legal, information technology, human resources and other administration employees. In addition, general and administration expenses include fees and costs for professional services, including consulting, third-party legal and accounting services and facilities costs and other supporting overhead costs that are not allocated to other departments.

We also expect to incur additional expenses as a result of operating as a public company, including expenses necessary to comply with rules and regulations applicable to companies listed on a national securities exchange and related to compliance and reporting obligations pursuant to the rules and regulations of the SEC.

Sales and Marketing Expenses

Sales and marketing expenses consist of personnel-related costs, including salaries, commissions, benefits and stock-based compensation, for our employees engaged in sales, sales support, business development and media, marketing, corporate communications and customer service functions. In addition, marketing and sales-related expenses also include advertising costs, market research, trade shows, branding, marketing, public relations costs, allocated facilities costs, and other supporting overhead costs.

Research and Development Expenses

Research and development expenses consist primarily of personnel-related costs, including salaries, benefits and stock-based compensation, for TMTG’s engineers and other employees engaged in the research and development of its products and services. In addition, research and development expenses include allocated facilities costs and other supporting overhead costs.

Depreciation and Amortization Expense

Depreciation expense consists primarily of depreciation of computer software and computer equipment. Amortization expense consists of amortization of intangible assets.

Non-Operating Income and Other Items

Change in Fair Value of Derivative Liabilities

Private TMTG determined the automatic discounted share-settlement feature of its convertible promissory notes was an embedded derivative requiring bifurcation accounting as (1) the feature was not clearly and closely related to the debt host and (2) the feature met the definition of a derivative under ASC 815 (Derivatives and Hedging).

The bifurcated embedded features of the Private TMTG Convertible Notes were initially recorded on the balance sheet at their fair value on the date of issuance. After the initial recognition, the fair value of the embedded derivative feature changed over time due to changes in market conditions. The change in fair market value has been included in the statement of operations through the date the debt was converted.

Interest Expense

Interest expense consists of accreted interest expense on Private TMTG’s outstanding convertible promissory note obligations and assumed debt from the WCT acquisition, amortization of deferred financing costs, other related financing expenses and the post-merger interest expense related to DWAC’s Note Purchase Agreements. The convertible promissory notes (net of any related debt issuance costs) accreted interest using the respective effective interest rate method until the debt was extinguished.

Interest Income

Interest income consists of interest earned from banking institutions and through repurchase agreements.

Income Tax Expense

TMTG is subject to income taxes in the United States. The Company maintains a net operating loss (“NOL”) position but has not recognized a benefit in future years. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided when it is more likely than not that the deferred tax assets will not be realized. TMTG has established a full valuation allowance to offset its U.S. net deferred tax assets due to the uncertainty of realizing future tax benefits from our NOL carryforwards and other deferred tax assets. The utilization of the net operating losses prior to the Merger will be limited as per IRC Section 382.

Results of Operations

Comparison of the three months ended September 30, 2024 and 2023.

The results of operations presented below should be reviewed in conjunction with TMTG’s unaudited condensed consolidated financial statements as of and for the three months ended September 30, 2024 and 2023, together with the related notes thereto, included elsewhere in this Quarterly Report.

The following table sets forth TMTG’s unaudited statements of operations for the three months ended September 30, 2024 and 2023, and the dollar and percentage change between the two periods:

(in thousands)	For the three months ended September 30, 2024	For the three months ended September 30, 2023	Variance, $	Variance, %
	(unaudited)
Revenue	$1,010.9	$1,071.3	$(60.4)	(6%)
Operating costs and expenses:
Cost of Revenue	123.3	41.3	82.0	199%
Research and development	3,893.7	2,202.7	1,691.0	77%
Sales and marketing	2,189.4	333.6	1,855.8	556%
General and administration	17,697.0	1,509.0	16,188.0	1,073%
Depreciation and amortization	762.2	14.7	747.5	5,085%

Total operating costs and expenses	24,665.6	4,101.3	20,564.3	501%

(in thousands)	For the three months ended September 30, 2024	For the three months ended September 30, 2023	Variance, $	Variance, %
	(unaudited)
Operating income/(loss)	(23,654.7)	(3,030.0)	(20,624.7)	681%
Other income:
Interest expense	(246.7)	(15,071.9)	14,825.2	(98%)
Interest income	4,653.0	-	4,653.0	-
Change in fair value of derivative liabilities	-	(7,931.2)	7,931.2	(100%)
Loss before income tax expense	(19,248.4)	(26,033.1)	6,784.7	(26)%
Income tax expense	-	-	-	-

Net Loss	$(19,248.4)	$(26,033.1)	$6,784.7	(26)%

Revenues

Revenues decreased approximately $60.4, or 6%, to approximately $1,010.9 for the three months ended September 30, 2024 compared to revenue of approximately $1,071.3 for the three months ended September 30, 2023. The decrease was attributable to a change in a revenue share agreement with one of our advertising partners, which was intended to improve the Company’s short-term, pre-Business Combination financial position. Additionally, revenue has varied as we selectively test a nascent advertising initiative on the Company’s Truth Social platform.

Cost of revenue  expenses

Cost of revenue increased approximately $82.0, or 199%, to approximately $123.3 for the three months ended September 30, 2024 compared to approximately $41.3 for the three months ended September 30, 2023. The increase was primarily due to content license and data center lease costs that support the Truth+ platform.

Research and Development Expense

Research and development expense increased approximately $1,691.0, or 77%, to $3,893.7 for the three months ended September 30, 2024 compared to $2,202.7 for the three months ended September 30, 2023. The increase was primarily due to higher software and server costs related to the development and launch of Truth+.

Sales and Marketing Expense

Sales and marketing expense increased approximately $1,855.8, or 556%, to $2,189.4 for the three months ended September 30, 2024 compared to approximately $333.6 for the three months ended September 30, 2023. The increase was driven almost entirely by an increase in marketing expense following access to additional capital.

General and Administration Expense

General and administration expense increased approximately $16,188.0 or 1,073%, to $17,697.0 for the three months ended September 30, 2024 compared to $1,509.0 for the three months ended September 30, 2023. The increase was primarily due to higher legal, software license, insurance, accounting, and finance fees during the third quarter of 2024.

Depreciation and amortization

Depreciation and amortization expense increased approximately $747.5, or 5,085%, to approximately $762.2 for the three months ended September 30, 2024 compared to approximately $14.7 for the three months ended September 30, 2023.  The increase in depreciation and amortization expense was due to the acquisition of software and hardware utilized to place our CDN into service as part of our launch of streaming video through Truth+.

Change in the Fair Value of Derivative Liabilities

The loss from the change in the fair value of the derivative liabilities of the Private TMTG Convertible Notes decreased 100% from $7,931.2 for the three months ended September 30, 2023. All Private TMTG Convertible Notes were automatically converted into shares of our common stock immediately prior to Closing of the Business Combination on March 25, 2024. The issuance of Private TMTG common stock upon conversion of the Private TMTG Convertible Notes extinguished the derivative liabilities immediately prior to the Closing. Therefore, there was no derivative liability as of September 30, 2024 and no adjustment to earnings pertaining to the Private TMTG Convertible Notes derivative liabilities during the third quarter of 2024.

Interest Expense

Interest expense decreased approximately $14,825.2, or 98%, to approximately $246.7 for the three months ended September 30, 2024 compared to interest expense of approximately $15,071.9 for the three months ended September 30, 2023. The decrease was primarily due to the conversion of Private TMTG convertible promissory notes into common stock, thus no longer accruing accreted interest as compared to the three months ended September 30, 2023.

Interest Income

Interest income increased to approximately $4,653.0 for the three months ended September 30, 2024 compared to $0.0 for the three months ended September 30, 2023. The increase was due primarily to interest earned in the third quarter of 2024 on cash holdings in a money market account and interest earned through a repurchase agreement.

Income Tax Expense

TMTG did not record an income tax benefit for the three months ended September 30, 2024 and 2023, as no net credit was recognized due to the uncertainty of realizing future tax benefits from the NOL carryforwards and other deferred tax assets. TMTG has established a full valuation allowance to offset its net deferred tax assets due to these uncertainties.

Comparison of the nine months ended September 30, 2024 and 2023.

The results of operations presented below should be reviewed in conjunction with TMTG’s unaudited condensed consolidated financial statements as of and for the nine months ended September 30, 2024 and 2023, together with the related notes thereto, included elsewhere in this Quarterly Report.

The following table sets forth TMTG’s unaudited statements of operations for the nine months ended September 30, 2024 and 2023, and the dollar and percentage change between the two periods:

(in thousands)	For the nine months ended September 30, 2024	For the nine months ended September 30, 2023	Variance, $	Variance, %
	(unaudited)
Revenue	$2,618.3	$3,379.6	$(761.3)	(23%)
Operating costs and expenses:
Cost of revenue	252.9	123.8	129.1	104%
Research and development	41,913.9	7,212.2	34,701.7	481%
Sales and marketing	4,435.1	978.1	3,457.0	353%
General and administration	95,910.7	5,666.7	90,244.0	1,593%
Depreciation and amortization	771.5	47.6	723.9	1,521%

Total operating costs and expenses	143,284.1	14,028.4	129,255.7	921%

(in thousands)	For the nine months ended September 30, 2024	For the nine months ended September 30, 2023	Variance, $	Variance, %
	(unaudited)
Operating loss	(140,665.8)	(10,648.8)	(130,017.0)	1,221%
Other income:
Interest expense	(2,906.5)	(37,702.5)	34,796.0	(92%)
Interest income	6,814.5	-	6,814.5	-
Loss on the extinguishment of debt	(542.3)	-	(542.3)	-
Change in fair value of derivative liabilities	(225,916.0)	(660.2)	(225,255.8)	34,119%
Loss before income tax expense	(363,216.1)	(49,011.5)	(314,204.6)	641%
Income tax expense	-	-	-	-
Net loss	$(361,216.1)	$(49,011.5)	$(314,204.6)	641%

Revenues

Revenues decreased approximately $761.3, or 23%, to approximately $2,618.3 for the nine months ended September 30, 2024 compared to revenue of approximately $3,379.6 for the nine months ended September 30, 2023. A significant portion of the decrease was attributable to a change in a revenue share agreement with one of our advertising partners, which was intended to improve the Company’s short-term, pre-Business Combination financial position. Additionally, revenue has varied as we selectively test a nascent advertising initiative on the Company’s Truth Social platform.

Cost of revenue expense

Cost of revenue increased approximately $129.1, or 104%, to approximately $252.9 for the nine months ended September 30, 2024 compared to approximately $123.8 for the nine months ended September 30, 2023. The increase was primarily due to content license and data center lease costs that support the Truth+ platform.

Research and Development Expense

Research and development expense increased approximately $34,701.7 or 481%, to approximately $41,913.9 for the nine months ended September 30, 2024 compared to approximately $7,212.2 for the nine months ended September 30, 2023. The increase was primarily driven by $30,142.5 of non-cash stock-based compensation expense recorded in the first quarter of 2024 related to the issuance of convertible notes to certain vendors engaged in the development of our live TV streaming platform.

Sales and Marketing Expense

Sales and marketing expense increased by approximately $3,457.0, or 353%, to approximately $4,435.1 for the nine months ended September 30, 2024 compared to approximately $978.1 for the nine months ended September 30, 2023. The increase was primarily driven by a $2,511.3 increase in marketing expense following access to additional capital and a $600.0 bonus paid to an entity owned by a former director of and consultant to Private TMTG, as further described herein.

General and Administration Expense

General and administration expense increased by approximately $90,244.0, or 1,593%, to approximately $95,910.7 for the nine months ended September 30, 2024 compared to approximately $5,666.7 for the nine months ended September 30, 2023. The increase was primarily due to merger related costs including $54,445.5 of non-cash stock-based compensation expense recorded in the first quarter of 2024 in connection with the issuance of Private TMTG Promissory Notes issued to Company executives (and one consultant) that converted into shares of our common stock upon execution of the Merger.  Additionally, the Company experienced higher legal, insurance, software license, accounting, finance, and other merger-related costs.

Depreciation and amortization

Depreciation and amortization expense increased approximately $723.9, or 1,521%, to approximately $771.5 for the nine months ended September 30, 2024 compared to approximately $47.6 for the nine months ended September 30, 2023.  The increase in depreciation and amortization expense was due to the acquisition of software and hardware utilized to place our CDN into service as part of our launch of streaming video through Truth+.

Change in the Fair Value of Derivative Liabilities

The loss from the change in the fair value of the derivative liabilities of the Private TMTG Convertible Notes increased by approximately $225,255.8, or 34,119%, to approximately $225,916.0 for the nine months ended September 30, 2024, compared to approximately $660.2 the nine months ended September 30, 2023. All Private TMTG Convertible Notes were automatically converted into shares of our common stock immediately prior to Closing of the Business Combination, and pursuant to ASC 815, the derivative liabilities were revalued immediately prior to the conversion of the Private TMTG Convertible Notes on March 25, 2024, when our closing share price was $49.95 per share. The substantial increase in the value of our common stock when combined with the certainty of our execution of the Merger were primarily responsible for the increase in the change in fair value of the derivative liabilities. The increase in the fair value of the derivative liabilities is a non-cash expense and the issuance of Private TMTG common stock upon conversion of the Private TMTG Convertible Notes extinguished the derivative liabilities immediately prior to the Closing. Therefore, there was no derivative liability as of September 30, 2024 and there will no longer be future earnings adjustments pertaining to the Private TMTG Convertible Notes derivative liabilities.

Interest Expense

Interest expense decreased by approximately $34,796.0, or 92%, to approximately $2,906.5 for the nine months ended September 30, 2024 compared to approximately $37,702.5 for the nine months ended September 30, 2023. The decrease was due primarily to the conversion of Private TMTG convertible promissory notes to common stock, thus no longer accruing accreted interest as compared for the nine months ended September 30, 2023.

Interest Income

Interest income increased to approximately $6,814.5 for the nine months ended September 30, 2024 compared to $0.0 for the nine months ended September 30, 2023. The increase was due to interest earned in the third quarter of 2024 on cash holdings in a money market account and interest earned through a repurchase agreement.

Income Tax Expense

TMTG did not record an income tax benefit for the nine months ended September 30, 2024 and 2023, as no net credit was recognized due to the uncertainty of realizing future tax benefits from the NOL carryforwards and other deferred tax assets. TMTG has established a full valuation allowance to offset its net deferred tax assets due to these uncertainties.

Liquidity and Capital Resources

Historically, Private TMTG financed operations primarily through cash proceeds from the Private TMTG Convertible Notes. Our primary short-term requirements for liquidity and capital are to fund general working capital.

TMTG is currently seeking to (1) grow its initial product, Truth Social; (2) increase its product offerings and services, including through further development of its streaming technology platform, Truth+; and (3) pursue strategic acquisitions and/or partnerships. TMTG intends to fund these activities through a combination of deploying cash on hand, generating advertising revenues, issuing equity (including 5,100,000 shares in connection with an asset acquisition agreement signed on July 3, 2024), and/or selling stock pursuant to that certain Standby Equity Purchase Agreement dated July 3, 2024.

Although TMTG anticipates that current cash on hand will be sufficient to fund its operations for the foreseeable future, TMTG cannot guarantee that it will not be required to obtain additional financing, or that additional financing, if needed, will be available on terms acceptable to TMTG, or at all. In addition, although there are no other present binding understandings, commitments, or agreements with respect to any acquisition of other businesses, products, or technologies, TMTG will, from time to time, evaluate acquisitions of other businesses, products, and technologies. If TMTG is unable to raise additional equity or debt financing, as and when needed, it could be forced to forego such acquisitions or significantly curtail its operations.

As of September 30, 2024 and December 31, 2023, the cash and cash equivalents and short-term investments balance totaled approximately $672,878.2 and $2,572.7, respectively. The $670,305.5 increase in the Company’s cash and cash equivalents and short-term investments in the first nine months of 2024 is primarily due to cash proceeds of $233,017.5 from the merger with DWAC, $47,455.0 from the issuance of convertible notes, $117,949.8 from the exercise of warrants (net of cash issuance costs), and $336,554.4 from the issuance of common stock (net of repurchases). Cash and cash equivalents consist of interest-bearing deposits held at financial institutions. Cash deposits are held at major financial institutions and are subject to credit risk to the extent those balances exceed applicable Federal Deposit Insurance Corporation (FDIC) limitations. Short-term investments consist of a repurchase agreement in which we loan our cash over 1 to 3 days to a seller in exchange for interest earned on debt securities collateralizing the loan.  The seller retains a beneficial interest in the securities serving as collateral.

Cash Flows

The following table shows our cash flows provided by (used in) operating activities, investing activities and financing activities for the stated periods:

(in thousands)	For the nine months ended September 30, 2024	For the nine months ended September 30, 2023	Variance	Variance %
	(unaudited)
Net cash used in operating activities	(52,640.0)	(10,467.2)	(42,172.8)	403%
Net cash used in investing activities	(312,773.7)	(2.2)	(312,771.5)	>100%
Net cash provided by financing activities	$734,976.8	$2,500.0	$732,476.7	>100%

Net Cash Used in Operating Activities

Net cash used in operating activities for the nine months ended September 30, 2024 was approximately $52,640.0 compared to $10,467.2 used in operating activities during the nine months ended September 30, 2023. The increase in cash used in operating activities was primarily driven by $37,189.0 of higher year-to-date expenses (including higher legal, insurance, marketing, software license, accounting, finance, and other merger-related costs) and $6,580.0 of merger-related cash bonuses paid in March and April of 2024.

Net Cash Used in Investing Activities

Net cash used in investing activities for the nine months ended September 30, 2024 was approximately $312,773.7 compared to $2.2 used in investing activities during the nine months ended September 30, 2023. The substantial increase was due to the following: $300,742.5 of cash outflows to short-term investments, a $7,000.0 cash payment related to the acquisition of WorldConnect Technologies, and approximately $5,031.2 of cash disbursements related to placing our data centers into service.

Net Cash Provided by Financing Activities

Net cash provided by financing activities for the nine months ended September 30, 2024 was approximately $734,976.7 compared to $2,500.0 provided by financing activities for the nine months ended September 30, 2023. The increase was due to cash proceeds of $233,017.5 from the merger with DWAC, $47,455.0 from the issuance of convertible notes, $117,949.8 from the exercise of warrants, and $336,554.4 from the issuance of common stock (net of repurchases).

Convertible Promissory Notes

Notes 1 to 7 were Convertible Promissory Notes issued from May 2021 through October 2021 with a cumulative face value of $5,340.0 (including $240.0 of debt issuance costs), maturity of 24 months from each respective issuance date and interest was accrued at 5% based on the simple interest method (365 days year) for each note. Each of Notes 1 to 7 contemplated multiple plausible outcomes that include conversion upon a Qualified SPAC Business Combination (“SPAC”) and at least one of the following conversion triggers: Qualified Initial Public Offering (“IPO”), private equity transaction and/or change of control. All outstanding principal of these Notes, together with all accrued but unpaid interest on such principal, would convert to equity. The number of shares of Company stock to be issued to the lender upon conversion of the Notes in the event of a completed SPAC transaction would be the number of shares of the Company stock (rounded to the nearest whole share) equal to the quotient of: (a) the principal plus accrued interest on the Notes then outstanding, divided by $4.00. In other, non-SPAC conversion scenarios, the number of shares of Company stock to be issued to the Lender upon conversion of the Notes was variable based on the application of an automatic discounted share-settlement feature. For Notes 1 and 2, the number of shares of Company stock to be issued to the Lender upon a non-SPAC conversion event would be the number of shares of Company stock (rounded to the nearest whole share) equal to the quotient of: (a) the principal plus accrued interest on the Notes then outstanding (b) divided by 40% of the initial public offering price per share of a qualified initial public offering. For Notes 3 to 7, the number of shares of Company stock to be issued to the Lender upon a non-SPAC conversion event would be the number of shares of Company stock (rounded to the nearest whole share) equal to the quotient of: (a) the principal plus accrued interest on the Notes then outstanding (b) divided by 40% of (i) the initial public offering price per share of a qualified initial public offering, (ii) the price per share as determined by the valuation of the  Company in connection with a qualified private equity raise, or (iii) in the case of a change of control, the price per share determined in accordance with the Company’s then current fair value determined by an independent valuation firm.

Notes 8 to 12 were Convertible Promissory Notes issued from November 2021 through December 2021 with a cumulative face value of $17,500.0, maturity of between 18 months and 36 months and interest was accrued at a range between 5%  and 10% based on the simple interest method (365 days year) for each note. Notes  8 to 12 were convertible simultaneously with the completion of a  SPAC merger agreement or IPO. All outstanding principal of these Notes, together with all accrued but unpaid interest on such principal, would convert to equity. The number of shares of Company stock to be issued to the Lender upon conversion of the Notes would be the number of shares of the Company Stock (rounded to the nearest whole share) equal to the quotient of: (a) the principal plus accrued interest on the Notes then outstanding (b) divided by either US$25, US$21 or US$20 subject to the respective conditions of the individual Notes; provided, however, in the event that the stock price quoted for the Company on NASDAQ or The New York Stock Exchange (as applicable) at the time of the closing of the Qualified SPAC Business Combination (the “TMTG Stock Price”) is less than either $50 per share, $42 per share, $40 per share subject to the respective conditions of the individual Notes, then the Conversion Price would be reset to 50% of the then current TMTG Stock Price subject to a floor of $10 per share.

Notes 13 to 18 were Convertible Promissory Notes issued from January 2022 through March 2022.  Note 19 was issued on August 23, 2023.  Notes 13 to 19 were Convertible Promissory Notes issued with a cumulative face value of  $17,360.0 (net of repayments), maturity of 18 months and interest will be accrued at a range between 5%  and 10% based on the simple interest method (365 days year) for each note. Notes 13 to 19 were convertible simultaneously with the completion of a SPAC merger agreement or IPO. All outstanding principal of these Notes, together with all accrued but unpaid interest on such principal, would convert to equity. The number of shares of Company stock to be issued to the Lender upon conversion of the Notes would be the number of shares of the Company Stock (rounded to the nearest whole share) equal to the quotient of: (a) the principal plus accrued interest on the Notes then outstanding (b) divided by either US$25 or US$21 subject to the respective conditions of the individual notes.

Notes 20 to 23 were Convertible Promissory Notes issued from November 2023 through March 2024 with a cumulative face value of  $7,955.0, maturity of 18 months and interest will be accrued at 10% based on the simple interest method (365 days year) for each note. Notes 20 to 23 were convertible with the completion of a SPAC merger agreement IPO. The outstanding principal of the Notes, accrued but unpaid interest on such principal, would convert to equity. The number of shares of Company stock to be issued to the Lender upon conversion of the Notes in the event of a SPAC transaction would be the number of shares of the Company stock (rounded to the nearest whole share) equal to the quotient of: (a) the principal plus accrued interest on the Notes then outstanding (b) divided by US$10.  The number of shares of Company stock to be issued to the Lender upon conversion of the Notes in the event of an IPO would be the number of shares of the Company stock (rounded to the nearest whole share) equal to the quotient of: (a) the principal plus accrued interest on the Notes then outstanding (b) divided by 50% of the IPO price per share.

Several of the Private TMTG Convertible Notes were amended, extended, and/or restated after their initial issuance and prior to their conversion.

Each Private TMTG Convertible Note that was issued and outstanding immediately prior to the Closing automatically converted immediately prior to the effective time of the Closing into a number of shares of Private TMTG common stock as such Private TMTG Convertible Note would automatically have been converted into upon the Closing, in accordance with the Merger Agreement.

Additionally, pursuant to a note purchase agreement entered into by and between Digital World and certain institutional investors on February 8, 2024 (the “Note Purchase Agreements”), Digital World agreed to issue up to $50,000.0 in convertible promissory notes (the “DWAC Convertible Notes”). The DWAC Convertible Notes: (a) accrued interest at an annual rate of 8.00% and are payable on the earlier of (i) the date that is 12 months after the date on which the Digital World consummated the Business Combination, which interest is not payable to the extent the holder exercises the conversion right and (ii) the date that the winding up of Digital World was effective (such date, the “Maturity Date”); (b) were convertible (i) at any time following the consummation of the Business Combination, but prior to the Maturity Date, redemption or otherwise the repayment in full of the DWAC Convertible Notes, at each holder’s option, in whole or in part, and subject to the terms and conditions of the DWAC Convertible Notes, including any required shareholders’ approval upon the consummation of the Business Combination and (ii) into that number of shares of common stock of the Company and warrants included in the units, each unit consisting of one share of common stock of the Company and one-half of one warrant of the Company (the “Conversion Units”), equivalent to (A) the portion of the principal amount of the applicable DWAC Convertible Note (excluding any accrued interest, which shall not be payable with respect to the DWAC Convertible Note that was converted) being converted, divided by (B) $8.00 (the “Conversion Price”); (c) could have been redeemed by the Company, in whole or in part, commencing on the date on which all common stock of the Company issuable to the holders has been registered with the SEC, by providing a 10-day notice of such redemption (the “Redemption Right”), which Redemption Right was contingent upon the trading price of the common stock of the Company exceeding 130% of the applicable conversion price on at least 3 trading days, whether consecutive or not, within the 15 consecutive trading days ending on the day immediately preceding the day on which a redemption notice is issued by the Company; (d) were initially drawable for 20% of the applicable investor’s commitment amount and a final drawdown for the remaining 80% to occur upon the closing of the Business Combination, with the proceeds of such final drawdown deposited into a control account as indicated by the Company (the “Control Account”). The proceeds from such final drawdown deposited into the Control Account remained therein and could not be withdrawn by the Company until such time as (i) the Company exercised the Redemption Rights using the proceeds in the Control Account, (ii) any portion of the applicable DWAC Convertible Note was converted, at which time such portion shall be released from the Control Account or (iii) if prior to the conversion, a resale registration statement of the Company covering all common stock issued pursuant to the DWAC Convertible Notes had been declared effective by the SEC. The DWAC Convertible Notes were subject to specified events of default and had registration rights pursuant to the registration rights agreement entered into by the Company and the parties thereto as of September 2, 2021.  Following the effectiveness on June 18, 2024, of a resale registration statement covering all common stock issued pursuant to the DWAC Convertible Notes, all such notes were converted on or before June 20, 2024.  The proceeds of the final drawdown were released from the Control Account on July 1, 2024.

Liquidity and Going Concern

As of September 30, 2024, TMTG held cash, cash equivalents, and short-term investments of approximately $672,878.2, a $670,305.5 increase from $2,572.7 at December 31, 2023.  For the nine months ended September 30, 2024, the Company raised $734,976.7 of cash proceeds through financing activities including $233,017.5 from the merger with DWAC, $47,455.0 from the issuance of convertible notes, $117,949.8 from the exercise of warrants, and $336,554.4 from the issuance of common stock (net of repurchases). The cash flow from finance activities was partially offset by $52,640.0 of cash consumed by operations (including transaction related cash disbursements) and investments of $12,031.2 in acquisitions and capital equipment.  The resulting positive working capital position (i.e., $682,126.5 of current assets less $14,363.0 of current liabilities) and no debt on the balance sheet support the Company’s view that there is not substantial doubt regarding the Company’s ability to continue as a going concern as of September 30, 2024, and the substantial doubt as of December 31, 2023, has been mitigated. In short, the Company believes it has sufficient working capital to fund operations for at least the next twelve months from the date of issuance of the accompanying financial statements.

Off-Balance Sheet Arrangements

As of September 30, 2024, TMTG did not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors. The term “off-balance sheet arrangement” generally means any transaction, agreement or other contractual arrangement to which an entity unconsolidated with TMTG is a party, under which it has any obligation arising under a guaranteed contract, derivative instrument or variable interest or a retained or contingent interest in assets transferred to such entity or similar arrangement that serves as credit, liquidity or market risk support for such assets.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily interest rates, access to credit and funds to run day-to-day operations, and the result of fluctuations in foreign currency exchange rates if we expand internationally. Failure to mitigate these risks could have a negative impact on revenue growth, gross margin, and profitability.

Interest Rate Risk

Our cash and cash equivalents are comprised of demand deposits in bank accounts held at financial institutions.   Our investments through a repurchase agreement, which is collateralized by fixed income securities of the borrower, are subject to interest rate risks, although due to the 1 to 3 day duration of each repurchase agreement, a change in the interest rate would primarily impact interest earned on future repurchases.  If the change in interest rate resulted in a material increase to the value of the collateralized security, at the seller’s discretion, we may be obligated to pay the seller for such an increase upon their repurchase of the security.

We do not enter into investments for trading or speculative purposes and have not used any derivative financial instruments to manage our interest rate risk exposure.

Credit Risk

As of September 30, 2024 and 2023, effectively all of our cash and cash equivalents were maintained with a large financial institution. We have reviewed the financial statements of our banking institution and believe it currently has sufficient assets and liquidity to conduct its operations in the ordinary course of business with little or no credit risk to us.

As of September 30, 2024 and 2023, two advertising partners combined represented in excess of 90% of accounts receivable.

Emerging Growth Company Status

In April 2012, the JOBS Act was enacted. Section 107(b) of the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. TMTG has elected to take advantage of the extended transition period to comply with new or revised accounting standards and to adopt certain of the reduced disclosure requirements available to emerging growth companies. As a result of the accounting standards election, TMTG will not be subject to the same implementation timing for new or revised accounting standards as other public companies that are not emerging growth companies which may make comparison of our financials to those of other public companies more difficult.

Critical Accounting Policies and Significant Management Estimates

TMTG prepares its financial statements in accordance with GAAP. The preparation of financial statements also requires TMTG to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses and related disclosures. TMTG bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances. Actual results could differ significantly from the estimates made by TMTG’s management team. To the extent that there are differences between TMTG’s estimates and actual results, its future financial statement presentation, balance sheet, results of operations and cash flows will be affected. TMTG believes that the accounting policies discussed below are critical to understanding its historical and future performance, as these policies relate to the more significant areas involving our management team’s judgments and estimates. Critical accounting policies and estimates are those that TMTG considers the most important to the portrayal of its balance sheet and results of operations because they require its most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain.

The preparation of TMTG’s financial statements in conformity with GAAP requires it to make estimates and judgments that affect the amounts reported in those financial statements and accompanying notes. Although TMTG believes that the estimates it uses are reasonable, due to the inherent uncertainty involved in making those estimates, actual results reported in future periods could differ from those estimates. TMTG’s significant accounting policies are described in Note 2 to TMTG’s unaudited condensed consolidated financial statements as of and for the nine months ended September 30, 2024 and 2023, included in this Quarterly Report. TMTG’s critical accounting policies are described below.

Revenue Recognition. TMTG records revenue in accordance with ASC 606. TMTG determines the amount of revenue to be recognized through application of the following steps – Identification of the contract, or contracts with a customer; – Identification of the performance obligations in the contract; – Determination of the transaction price; – Allocation of the transaction price to the performance obligations in the contract; – Determining whether TMTG is the principal or the agent in arrangements where another party is involved in providing specified services to a customer; and – Recognition of revenue when or as TMTG satisfies the performance obligations.

Private TMTG entered into advertising contractual arrangements with advertising manager service companies. The advertising manager service companies provide advertising services to customers that facilitate the placement of ads on the Truth Social platform. TMTG determines the number of Ad Units available on its Truth Social platform. The advertising manager service companies have sole discretion over the terms of the auction and all payments and actions associated therewith. Prices for the Ad Units are set by an auction operated and managed by these third-party companies. TMTG has the right to block specific advertisers at its sole reasonable discretion, consistent with applicable laws, rules, regulations, statutes, and ordinances. TMTG is an agent in these arrangements, and recognizes revenue for its share in exchange for arranging for the specified advertising to be provided by the advertising manager service companies. The advertising revenues are recognized in the period when the advertising services are provided.

TMTG determined that the contractual arrangements with Rumble and TAME, respectively, are agency arrangements as determined by ASC 606-10-55.

Rumble is an advertising manager service involved in providing advertising services through its Ad Manager Service Platform on the Truth Social website to customers. Rumble will make Truth Social Ad Units available for purchase by advertisers on the Ad Manager Service. TMTG determines the number of Ad Units available on its Truth Social website. TMTG determined that the nature of its promise is to arrange for advertising services to be provided by Rumble. The distinct service is selling advertising space for the placement of advertisements (“Ads”) on Truth Social and not combined with any other service as contemplated in paragraph ASC 606-10-55-36.

In evaluating the nature of its promise (as described in paragraph 606-10-55-36), TMTG determined that Rumble has sole discretion over the terms of the auction and all payments and actions associated therewith. Prices for the Ad Units will be set by an auction operated and managed by Rumble. Rumble therefore controls (as described in paragraph ASC 606 -10-25-25) each specified Ad unit used by the customer. The services are not combined with any other services as contemplated in paragraph ASC 606-10-25-21(a).

ASC 606-10-55-38 is applicable as TMTG is an agent, its performance obligation is to arrange for the provision of advertising by Rumble. TMTG does not control the advertising provided by Rumble to satisfy the customer’s requirements. TMTG therefore recognizes revenue in the amount of its share in exchange for arranging for the specified advertising to be provided by Rumble. The share is reduced by any costs incurred by Rumble. The requirements of ASC 606-10-55-37 are not applicable as TMTG does not obtain control as outlined in this section. Also refer to the analysis of control indicators in ASC 606-10-55-39. ASC 606-10-55-39 (indicator of control before advertising is sold to customers) is not applicable due to: Rumble and not TMTG is primarily responsible for fulfilling the promise to provide the specified advertising; the Company has no inventory risk related to advertising used by a customer or TMTG has no discretion in establishing the price for the specified advertising. ASC 606-10-55-40 is not applicable as no principal obligations were transferred.

The TAME contractual arrangement is significantly smaller in financial scope than the Rumble arrangement; however, the nature of the promise is similar for both vendors. TAME also has discretion over the terms of the auction and all payments and actions associated therewith. ASC 606-10-55-38 is therefore applicable, and the Company recognizes revenue in the amount of its share in exchange for arranging for the specified advertising to be provided by TAME. ASC 606-10-55-39 is not applicable for similar reasons as outlined in the preceding paragraph.

Software Development Costs. We expense software development costs, including costs to develop software products or the software component products to be sold, leased, or marketed to external users, before technological feasibility is reached. Technological feasibility typically is reached shortly before the release of such products. As a result, development costs that meet the criteria for capitalization were not material for the nine months ended September 30, 2024.

Software development costs also include costs to develop software to be used solely to meet internal needs and cloud-based applications used to deliver our services. We capitalize development costs related to these software applications once the preliminary project stage is complete and it is probable that the project will be completed, and the software will be used to perform the function intended. Costs capitalized for developing such software applications were not material for the nine months ended September 30, 2024.

Stock Based Compensation. TMTG measures the cost of services received in exchange for an award of equity instruments based on the fair value of the award. The fair value of the award is measured on the grant date for equity classified instruments, and liability classified awards are subject to remeasurement in accordance with ASC 718. Awards granted to directors are treated on the same basis as awards granted to employees.

Income Taxes. TMTG is subject to income taxes in the United States. Significant judgment is required in determining its provision (benefit) for income taxes and income tax assets and liabilities, including evaluating uncertainties in the application of accounting principles and complex tax laws. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. TMTG recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Income tax amounts are therefore recognized for all situations where the likelihood of realization is greater than 50%. Changes in recognition or measurement are reflected in income tax expense in the period in which the change in judgment occurs. Accrued interest expense and penalties related to uncertain tax positions are recorded in income tax expense.

Convertible Promissory Notes. Private TMTG issued the Private TMTG Convertible Notes, which contained a range of fixed rate conversion features, whereby the outstanding principal and accrued interest would be converted into common shares at a fixed discount to the market price of the common stock at the time of conversion. The Private TMTG Convertible Notes represented a financial instrument other than an outstanding share that embodies a conditional obligation that Private TMTG must or may have settled by issuing a variable number of its equity shares. The bifurcated embedded features of the convertible promissory notes were initially recorded on the balance sheet at their fair value on the date of issuance. After the initial recognition, the fair value of the convertible promissory notes (derivative feature component) may have changed over time due to changes in market conditions. The change in fair market value was included in the statement of operations. The liability component of the bifurcated convertible promissory notes (net of any related debt issuance costs) accreted interest using the respective effective interest rate method until maturity.

Fair Value of Financial Instruments. TMTG uses a three-tier fair value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2. Significant other inputs that are directly or indirectly observable in the marketplace.

Level 3. Significant unobservable inputs which are supported by little or no market activity.

The fair value of the repurchase agreement is based on quoted market prices of the counter-party collateral as a Level 1 input.

The derivative liability component of Private TMTG Convertible Notes were classified as Level 3 due to significant unobservable inputs. Historically, the estimated fair value of the conversion feature of the derivative liability has been based on traditional valuation methods including Black-Scholes option pricing models and Monte Carlo simulations.

Use of Estimates. The preparation of financial statements in accordance with U.S. GAAP requires TMTG to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, the fair value of assets acquired and liabilities assumed in business acquisitions, the assessment of recoverability of our goodwill and long-lived assets, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates include assumptions used in the fair value of equity instruments, the valuation allowance against deferred tax assets, the estimates of fair value of derivative liabilities, recoverability of goodwill and intangibles, fair value of short-term investments, useful lives of property and equipment, earn-out shares, and stock-based compensation.

Recent Accounting Pronouncements

See Note 2 to TMTG’s unaudited condensed consolidated financial statements for the nine months ended September 30, 2024 and 2023.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Effective May 3, 2024, TMTG dismissed BF Borgers CPA PC (“BF Borgers”) as its independent registered public accounting firm. On May 4, 2024, TMTG engaged Semple, Marchal & Cooper, LLP (“SMC”) as BF Borgers’ replacement. The decision to change independent registered public accounting firms was made with the recommendation and approval of the Audit Committee.

BF Borgers’ audit reports on TMTG’s consolidated financial statements as of and for the fiscal years ended December 31, 2023 and December 31, 2022 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to audit scope or accounting principles.

During the fiscal years ended December 31, 2023 and 2022, and the subsequent interim period, there were no disagreements, as that term is defined in Item 304(a)(1)(iv) of Regulation S-K, between TMTG and BF Borgers on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to BF Borgers’ satisfaction, would have caused BF Borgers to make reference to such disagreements in its audit reports.

During the fiscal years ended December 31, 2023 and 2022, and the subsequent interim period, there were no reportable events within the meaning of Item 304(a)(1)(v) of Regulation S-K.

Interest Rate Fluctuation Risk

TMTG’s investment portfolio may consist of short-term and long-term interest-bearing obligations, including government and investment-grade debt securities and money market funds. These securities may be classified as available-for-sale and, consequently, would be recorded on the unaudited condensed consolidated balance sheets at fair value with unrealized gains or losses reported as a separate component of accumulated other comprehensive income (loss), net of tax. TMTG’s investment policy and strategy will be focused on the preservation of capital and supporting its liquidity requirements. TMTG does not intend to enter into investments for trading or speculative purposes.

Foreign Currency Exchange Risk

Transaction Exposure

TMTG may transact business in various foreign currencies and have international revenue, as well as costs denominated in foreign currencies. This may expose us to the risk of fluctuations in foreign currency exchange rates. Accordingly, changes in exchange rates, and in particular a strengthening of the U.S. dollar, could negatively affect our revenue and other operating results as expressed in U.S. dollars.

Financial Market Risk

The primary objective of any investment activities is to preserve principal, while at the same time maximizing income we receive from investments without significantly increased risk. Some of the securities TMTG may invest in may be subject to market risk. This means that a change in prevailing interest rates may cause the principal amount of the investment to fluctuate. For example, if TMTG holds a security that was issued with a fixed interest rate at the then-prevailing rate and the prevailing interest rate later rises, the value of its investment will decline. To minimize this risk in the future, TMTG may maintain its portfolio of cash equivalents and investments in a variety of securities, including (but not limited to): commercial paper, money market funds, government and non-government debt securities and certificates of deposit.

Item 3.	Quantitative and Qualitative Disclosures About Market Risk

Not applicable for smaller reporting companies.

Item 4.	Controls and Procedures

Disclosure controls and procedures are controls and other procedures designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is accumulated and communicated to management, upon the Closing, TMTG’s Chief Executive Officer and Chief Financial Officer (the “Certifying Officers”), to allow timely decisions regarding required disclosure.

Under the supervision and with the participation of TMTG’s management, including its Certifying Officers, TMTG carried out an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. In connection with the preparation of our consolidated financial statements as of and for the years ended December 31, 2023 and 2022, TMTG’s management identified a material weakness in its internal control over financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of an entity’s financial statements will not be prevented or detected on a timely basis. TMTG’s management determined that the material weakness primarily related to its failure to design and maintain formal accounting policies, processes, and controls to analyze, account for and properly disclose income recordation as well as a need for additional accounting personnel who have the requisite experience in SEC reporting regulation. TMTG is committed to remediating the material weaknesses described above and continuing remediation efforts during 2024. We have implemented several remediation measures including, but not limited to hiring additional accounting staff with the requisite background and knowledge, engaging third parties to assist in complying with the accounting and financial reporting requirements related to significant and complex transactions as well as adding personnel to assist with formalizing our business processes, accounting policies and internal control documentation, strengthening supervisory reviews by our management, and evaluating the effectiveness of our internal controls in accordance with the framework established by Internal Control - Integrated Framework (2013) published by the Committee of Sponsoring Organizations of the Treadway Commission. While our efforts are ongoing, we plan to continue to take additional steps to remediate the material weaknesses, improve our financial reporting systems, and implement new policies, procedures, and controls; however, we cannot guarantee those measures will prevent or detect material weaknesses in the future.

Although we intend to continue with our remediation efforts mentioned above, and we have designed and documented formal internal controls over financial reporting, all identified material weaknesses continue to exist as of the date of this Quarterly Report and we cannot provide any assurance that we, or our independent registered public accounting firm, will not identify new material weaknesses in our internal controls over financial reporting in the future. While we are undertaking efforts to remediate these material weaknesses, the material weaknesses will not be considered remediated until our remediation plan has been fully implemented, the applicable controls operate for a sufficient period of time, and we have concluded through testing, that the newly implemented and enhanced controls are designed and operating effectively. We are working to remediate the material weaknesses as efficiently and effectively as possible but expect that full remediation could potentially go beyond December 31, 2024. At this time, we cannot provide an estimate of costs expected to be incurred in connection with implementing this remediation plan; however, these remediation measures will be time consuming, incur significant costs, and place significant demands on our financial and operational resources.

Changes in Internal Control Over Financial Reporting

There was no change in our internal control over financial reporting that occurred during the fiscal quarter covered by this Quarterly Report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

PART II - OTHER INFORMATION

Item 1.	Legal Proceedings.

See NOTE 15 – COMMITMENTS AND CONTINGENCIES

Item 1A.	Risk Factors.

Factors that could cause our actual results to differ materially from those in this Quarterly Report are any of the risks described in our Annual Report on Form 10-K filed with the SEC on April 1, 2024, as amended by Amendment Number 1 to Form 10-K filed with the SEC on April 3, 2024  (the “Annual Report”). Any of these factors could result in a significant or material adverse effect on our results of operations or financial condition. Additional risk factors not presently known to us or that we currently deem immaterial may also impair our business or results of operations. Other than as disclosed below, as of the date of this Quarterly Report, there have been no material changes to the risk factors disclosed in our Annual Report filed with the SEC.

Risks Related to TMTG’s Business

In connection with the preparation of its financial statements as of and for the year ended December 31, 2023, Private TMTG identified material weaknesses in its internal control over financial reporting, and TMTG may identify additional material weaknesses in its previously issued financial statements that, in the future, may cause TMTG to fail to meet its reporting obligations or result in material misstatements of its financial statements.

As a privately-held company, Private TMTG was not required to evaluate its internal control over financial reporting in a manner that meets the standards of publicly traded companies required by Section 404(a) of the Sarbanes-Oxley Act. As a public company, TMTG will be required to provide management’s attestation on internal control over financial reporting. If TMTG is unable to establish or maintain appropriate internal control over financial reporting or implement these additional requirements in a timely manner or with adequate compliance, it could result in material misstatements in our consolidated financial statements, failure to meet our reporting obligations on a timely basis, increases in compliance costs, and subject us to adverse regulatory consequences, all of which may adversely affect investor confidence in TMTG and the value of our common stock.

Private TMTG historically had limited accounting and financial reporting personnel and other resources with which to address its internal controls and procedures. In connection with the preparation of its financial statements as of and for the year ended December 31, 2023 and 2022, Private TMTG’s management identified a material weakness in its internal control over financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of an entity’s financial statements will not be prevented or detected on a timely basis. The following material weaknesses were identified:

•
TMTG did not maintain a sufficient complement of personnel with accounting knowledge, experience and training to appropriately analyze, record and disclose accounting matters to provide reasonable assurance of preventing material misstatements; and

•
TMTG did not perform risk assessment procedures on internal controls to detect financial reporting risks in a timely manner, and also lacked documentation on policies and procedures that are critical to the accomplishment of financial reporting objectives.

TMTG is committed to remediating the material weaknesses described above and continuing remediation efforts during 2024. TMTG is implementing several remediation measures including, but not limited to hiring additional accounting staff with the requisite background and knowledge, engaging third parties to assist in complying with the accounting and financial reporting requirements related to significant and complex transactions as well as adding personnel to assist TMTG with formalizing its business processes, accounting policies and internal control documentation, strengthening supervisory reviews by our Management Team, and evaluating the effectiveness of its internal controls in accordance with the framework established by Internal Control — Integrated Framework (2013) published by the Committee of Sponsoring Organizations of the Treadway Commission. While TMTG’s efforts are ongoing, TMTG plans to continue to take additional steps to remediate the material weaknesses, improve its financial reporting systems, and implement new policies, procedures, and controls; however, TMTG cannot guarantee those measures will prevent or detect material weaknesses in the future.

Although TMTG intends to continue with its remediation efforts mentioned above, all identified material weaknesses continue to exist as of the date of this prospectus and we cannot provide any assurance that TMTG, or its independent registered accounting firm, will not identify new material weaknesses in TMTG’s internal controls over financial reporting in the future. While we are undertaking efforts to remediate these material weaknesses, the material weaknesses will not be considered remediated until our remediation plan has been fully implemented, the applicable controls operate for a sufficient period of time, and we have concluded through testing, that the newly implemented and enhanced controls are designed and operating effectively. We are working to remediate the material weaknesses as efficiently and effectively as possible but expect that full remediation could potentially go beyond December 31, 2024. At this time, we cannot provide an estimate of costs expected to be incurred in connection with implementing this remediation plan; however, these remediation measures will be time consuming, incur significant costs, and place significant demands on our financial and operational resources.

If TMTG identifies any new material weaknesses in the future, any such newly identified material weakness could limit its ability to prevent or detect a misstatement of its accounts or disclosures that could result in a material misstatement of its annual or interim financial statements. In addition, to the extent there are future disagreements with or required changes to TMTG’s auditors, TMTG’s ability to prepare and timely comply with its reporting obligations may be significantly impaired. In any of these occurrences were to materialize, TMTG may be unable to maintain compliance with securities law requirements and applicable stock exchange listing requirements regarding timely filing of periodic reports, investors may lose confidence in our financial reporting and the price of our securities may decline as a result. TMTG cannot assure you that any measures it has taken or may take in the future will be sufficient to remediate the existing material weaknesses, avoid potential future material weaknesses or disagreements with its auditors.

If TMTG encounters issues with the rollout and implementation of its streaming content plans, TMTG may delay or decide not to fully implement the service, which may affect TMTG’s growth strategy and operation.

TMTG plans to roll out its streaming content in three phases: Phase 1: Introduce Truth Social’s content CDN for streaming live TV to the Truth Social app for Android, iOS, and Web. Phase 2: Release stand-alone Truth Social over-the-top streaming apps for phones, tablets, and other devices. Phase 3: Release Truth Social streaming apps for home TV. As part of the roll out of its own CDN, TMTG expects to obtain data center services and purchase e-servers and related equipment for the project. On July 3, 2024, TMTG; WCT; Solutions; and JedTec entered into the Asset Acquisition Agreement, as well as ancillary agreements, relating to streaming technology.  The transaction closed on August 9, 2024.  See “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments—WCT Asset Acquisition.”

TMTG expects to fully launch Phase 1 by the end of 2024.  On August 7, 2024, TMTG announced that TV streaming had become available via all three modalities.  TMTG is developing Beta versions of Phases 2 and 3 to follow shortly after the launch of the beta version of Phase 1. As of October 21, 2024, TMTG had announced that Truth+ streaming had been released as a standalone product on Android, iOS, and Web.  As of October 23, 2024, TMTG had announced that Truth+ streaming had been released on Apple TV, Android TV, and Amazon Fire TV.  TMTG anticipates starting to generate revenue from this technology during 2025, contingent upon the successful implementation of all three phases.

The foregoing timeline and revenue generation expectations are preliminary and depend on several factors, including TMTG’s ability to economically launch its CDN technology. This may depend on TMTG’s ability to develop, negotiate improved licensing terms for, or acquire CDN technology, integrate such technology, successfully complete beta testing, and list the relevant apps on leading app stores. Any delays or challenges in these areas could materially affect the timeline and/or implementation of the CDN technology. If TMTG is unable to address these challenges effectively, it could result in significant delays, increased costs, and the inability to meet revenue timeline expectations. Any of these risks may lead to TMTG deciding to cease the implementation of the rollout of TMTG’s streaming content and CDN technology altogether, which would have a material adverse effect on TMTG’s growth strategy and may result in a material adverse effect on the results and operations of TMTG.

Risks Related to President Donald J. Trump

President Donald J. Trump is the subject of numerous legal proceedings, the scope and scale of which are unprecedented for a former President of the United States and current candidate for that office. An adverse outcome in one or more of the ongoing legal proceedings in which President Donald J. Trump is involved could negatively impact TMTG and its Truth Social platform.

On September 21, 2022, the Attorney General of the State of New York—who pledged to pursue President Donald J. Trump even before taking office—launched a civil suit against President Donald J. Trump and affiliated individuals and entities. Included among these affiliated entities was The Trump Organization. Donald J. Trump, Jr., who is a TMTG director, is the Executive Vice President of The Trump Organization.

The suit alleged business fraud relating to misrepresentations in the preparation of President Donald J. Trump’s annual statements of financial condition in the years 2011 through 2021. President Donald J. Trump had previously been held in civil contempt in April 2022 for failing to comply with a subpoena for documents during the course of the New York Attorney General’s investigation related to these charges. In June 2023, a New York appeals court narrowed the fraud case, the trial for which commenced in October 2023 and closing oral arguments were concluded on January 11, 2024. New York Supreme Court Justice Arthur Engoron, in a Decision and Order dated February 16, 2024, held President Donald J. Trump and defendants liable under the following five causes of action. Specifically, (i) for repeatedly and persistently falsifying business records, thus violating Executive Law § 63(12) and New York Penal Law 175.05; (ii) for conspiracy to falsify business records; (iii) for repeatedly and persistently issuing false financial statements, thus violating Executive Law § 63(12) and New York Penal Law 175.45; (iv) for repeatedly and persistently committing insurance fraud in violation of Executive Law § 63(12) and New York Penal Law 176.05; and (v) for conspiracy to commit insurance fraud. The court ordered President Donald J. Trump and defendants to pay approximately $354,868,768 in aggregate disgorgement of ill-gotten gains, including $168,040,168 with pre-judgment interest from March 4, 2019; $126,828,600, with pre-judgment interest from May 11, 2022, and $60,000,000, with pre-judgment interest from June 26, 2023. The trial court enjoined President Donald J. Trump, among others, from serving as an officer or director of any New York corporation or other legal entity in New York for a period of three years, and from applying for loans from any financial institution chartered by or registered with the New York Department of Financial Services for a period of three years. However, the foregoing injunctions were subsequently stayed pending appeal, and a five-judge panel of the Appellate Division, First Judicial Department heard oral arguments on September 26, 2024.

In its February 16, 2024 ruling, the court ordered Judge Barbara Jones (ret.) to continue in her role as an Independent Monitor, tasked with overseeing the Trump Organization’s financial disclosures to any third parties and any transfer or other dissipation of assets, for a period of no less than three years following the ruling. In addition to the continued monitorship, the court also ordered that an Independent Director of Compliance be installed at the Trump Organization, who will be responsible for ensuring good financial and accounting practices, will establish internal written protocols for financial reporting, and will also approve any financial disclosures to third parties in advance of submission.

On March 30, 2023, the Manhattan District Attorney indicted President Donald J. Trump on 34 counts of falsifying business records in the first degree under the New York State Penal Law, in connection with a so-called “hush money” payment made before the 2016 presidential election. On May 30, 2024, President Trump was found guilty on all 34 counts.  President Trump subsequently filed a motion to set aside the jury verdict and dismiss the indictment following the U.S. Supreme Court’s decision regarding presidential immunity (described below).  The decision on the motion is scheduled to be handed down on November 12, 2024, with sentencing, if necessary, to follow on November 26, 2024.

On May 9, 2023, a jury found President Donald J. Trump liable for both battery and defamation against E. Jean Carroll, and Ms. Carroll was awarded $5 million in total damages for both claims (the latter of which arose from a 2022 post by President Donald J. Trump on Truth Social). The jury also determined that Ms. Carroll did not prove, by a preponderance of the evidence, that President Donald J. Trump raped her. On July 19, 2023, a federal district court judge denied President Donald J. Trump’s request for a new trial and/or reduction in damages. President Donald J. Trump appealed, and a panel of the U.S. Court of Appeals for the Second Circuit heard oral arguments on September 6, 2024. On January 26, 2024, following a second civil trial in the U.S. District Court for the Southern District of New York, Ms. Carroll was awarded an additional $83.3 million in connection with statements made by President Donald J. Trump in 2019. On February 7, 2024, the judge denied President Donald J. Trump’s motion for a mistrial. An appeal is pending. President Donald J. Trump’s countersuit against Ms. Carroll for defamation was dismissed on August 7, 2023.

On June 8, 2023, President Donald J. Trump was indicted by a special counsel appointed by the U.S. Attorney General on 37 federal charges, including willful retention of national defense information related to documents seized during an FBI raid at Mar-a-Lago in August 2022. On July 15, 2024, a judge in the U.S. District Court for the Southern District of Florida dismissed the superseding indictment based on a finding that the special counsel’s appointment violated the Appointments Clause of the U.S. Constitution. The court also found the special counsel’s use of a permanent indefinite appropriation violated the Appropriations Clause. On July 15, 2024, the special counsel filed a notice of appeal of the district court’s dismissal.

On August 1, 2023, President Donald J. Trump was indicted by the special counsel on four (4) additional federal charges—conspiracy to violate rights, conspiracy to defraud the government, and one count each of obstructing an official proceeding and conspiring to do so—in connection with the 2020 election and events related to the certification thereof on January 6, 2021. President Donald J. Trump pleaded not guilty, and moved to dismiss the indictment based on presidential immunity. On July 1, 2024, the U.S. Supreme Court held that the President is entitled to absolute immunity from criminal prosecution for acts within his conclusive and preclusive constitutional authority, and at least presumptive immunity from prosecution for all his official acts. The U.S. Supreme Court determined that President Trump was absolute immune from prosecution for certain conduct alleged in the indictment, but remanded the case to the U.S. District Court for the District of Columbia for further proceedings consistent with its opinion.  On August 27, 2024, the special counsel filed a superseding indictment.

On August 14, 2023, President Donald J. Trump and 18 co-defendants were indicted on state racketeering charges brought by the district attorney in Fulton County, Georgia in connection with the aftermath of the 2020 election. In September and October 2023, four of President Donald J. Trump’s co-defendants pleaded guilty. President Donald J. Trump pleaded not guilty. In November 2023, the prosecutor requested an August 5, 2024 trial date. On January 25, 2024, President Donald J. Trump filed a motion to join a co-defendant’s motion to dismiss the grand jury indictment and disqualify the district attorney. On March 13, 2024, the judge dismissed three counts against President Trump. On March 15, 2024, the judge declined to disqualify the district attorney, provided that a special prosecutor with whom she had a romantic relationship left the case. President Donald J. Trump and several of his co-defendants have filed an appeal and are continuing to seek the district attorney’s disqualification. The Georgia Court of Appeals has scheduled oral argument of the appeal for December 5, 2024, and no trial date for President Donald J. Trump has been set.

The foregoing does not purport to be an exhaustive list of legal proceedings in which President Donald J. Trump is or has been involved. In June 2016, USA Today published an analysis of litigation involving President Donald J. Trump, which found that over the previous three decades President Donald J. Trump and his businesses had been involved in at least 3,500 legal cases in U.S. federal and state courts. Of the approximately 3,500 suits, President Donald J. Trump or one of his companies were plaintiffs in 1,900; defendants in 1,450; and bankruptcy, third party, or other in 150. President Donald J. Trump was named personally in at least 169 suits in federal court. Over 150 other cases were in the Seventeenth Judicial Circuit Court of Florida (covering Broward County, Florida) since 1983. In the 1,300 cases where the record establishes the outcome, President Donald J. Trump settled 175 times, lost 38, won 450, and had another 137 cases end with some other outcome. In the other 500 cases, judges dismissed plaintiffs’ claims against President Donald J. Trump. However, you should not rely on or infer any trends based on the disposition of such prior cases against President Donald J. Trump as no assurance can be given regarding the results of the pending legal proceedings.

Although TMTG is not a party to any of the above-referenced matters, TMTG cannot predict what effect, if any, an adverse outcome to such matters, or even their continued existence, may have on President Donald J. Trump’s personal reputation and TMTG’s business or prospects.

The terms of a license agreement with President Donald J. Trump are not terminable by TMTG when it may be desirable to TMTG. In addition, the license agreement does not require President Donald J. Trump to use Truth Social in certain circumstances, including with respect to posts that he determines, in his sole discretion, to be politically-related. If TMTG disagrees with President Donald J. Trump about the scope of his obligation to use, or first post on, Truth Social, TMTG lacks any meaningful remedy with respect to such disagreement — which could have a material adverse effect on the business and/or operations of TMTG.

The operative version of a License, Likeness, Exclusivity and Restrictive Covenant Agreement that Private TMTG entered into with President Donald J. Trump (the “License Agreement”) allows TMTG to use “Trump Media & Technology Group Corp.” as its name and to use the name and likeness of President Donald J. Trump, subject to certain limitations.  The License Agreement includes a provision that obligates President Donald J. Trump to make any non-political social media post from any of his personal (i.e., non-business) accounts on Truth Social and to refrain from making the same post on another social media site for 6 hours (the “Exclusivity Obligation”). Thereafter, he is free to post on any site to which he has access. Thus, TMTG has limited time to benefit from his posts and followers may not find it compelling to use Truth Social to read his posts that quickly.

In addition, he may make any post that he deems, in his sole discretion, to be politically-related (“Political Related Posts”) on any social media site at any time, regardless of whether that post originates from a personal account. Most or all of President Donald J. Trump’s social media posts as a candidate for president may be deemed by him to be politically related. For example, certain video posts initially made by his campaign to other social media platforms in June 2024 were not posted in exactly the same form on Truth Social. Consequently, TMTG may lack any meaningful remedy if President Donald J. Trump minimizes his future use of Truth Social and/or broadly construes the definition of Political Related Posts.

President Donald J. Trump may terminate the Exclusivity Obligation upon thirty days prior written notice provided at any time on or after February 2, 2025. From and after termination of the Exclusivity Obligation, President Donald J. Trump must make reasonable, good faith efforts to contemporaneously post on Truth Social any non-political posts that he makes from a personal account to another social media platform. However, that obligation is also subject to the exception for Political Related Posts.

Under the License Agreement with President Donald J. Trump, neither the personal nor political conduct of President Donald J. Trump, even if such conduct could negatively reflect on TMTG’s reputation or brand or be considered offensive, dishonest, illegal, immoral, or unethical, or otherwise harmful to TMTG’s brand or reputation, will be considered a breach of the license agreement. TMTG expressly acknowledges the controversial nature of being associated with President Donald J. Trump and the possibility of any associated controversies affecting TMTG adversely.

TMTG Sub may not terminate the License Agreement based on the personal or political conduct of President Donald J. Trump, even if such conduct could negatively reflect on TMTG’s reputation or brand or be considered offensive, dishonest, illegal, immoral, or unethical, or otherwise harmful to TMTG’s brand or reputation. Further, TMTG Sub may be obligated to indemnify President Donald J. Trump for losses of any type that relate in any way to the License Agreement, including any such losses attributable to President Donald J. Trump’s own offensive, dishonest, illegal, immoral, unethical or otherwise harmful conduct.

Item 2.	Unregistered Sales of Equity Securities and Use of Proceeds.

(a) During the quarter ended September 30, 2024, Yorkville purchased 17,330,365 shares of Common Stock for prices between $14.31 and $36.13 per share, pursuant to the terms of the SEPA. Proceeds of these equity sales under the terms of the SEPA were approximately $339,463.1. Such issuances were in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act. The proceeds from such sales were used for working capital and general corporate purposes.

(b) Not applicable.

(c) None.

Item 3.	Defaults Upon Senior Securities.

None.

Item 4.	Mine Safety Disclosures.

Not Applicable.

Item 5.	Other Information.

(a) None.

(b) None.

(c) On August 9, 2024, Phillip Juhan, our Chief Financial Officer, adopted a trading plan intended to satisfy the affirmative defense of Rule 10b5-1(c) under the Securities Exchange Act of 1934, as amended.  Mr. Juhan’s trading plan provides for the sale of an aggregate of 400,000 shares of our common stock between November 2024 and December 2005.

Item 6.	Exhibits

The following exhibits are filed as part of, or incorporated by reference into, this Quarterly Report on Form 10-Q.

No.	Description of Exhibit

2.1†
Agreement and Plan of Merger, dated as of October 20, 2021, as amended on May 11, 2022, August 8, 2023, and September 29, 2023 by and among Digital World Acquisition Corp., DWAC Merger Sub Inc. and Trump Media & Technology Group Corp. (incorporated by reference to Annex A to the proxy statement/prospectus which is part of Amendment No. 6 to the Registration Statement on Form S-4, filed by Digital World Acquisition Corp. on February 14, 2024).

3.1
Second Amended and Restated Certificate of Incorporation of Trump Media & Technology Group Corp. (incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K, filed by Trump Media & Technology Group Corp. on April 1, 2024).

3.2
Amended and Restated Bylaws of Trump Media & Technology Group Corp. (incorporated by reference to Exhibit 3.3 to Post-Effective Amendment No. 2 to the Registration Statement on Form S-4, filed by Digital World Acquisition Corp. on March 5, 2024).

10.1†+
Asset Acquisition Agreement, dated July 3, 2024, by and among the Company, WorldConnect Technologies, L.L.C., WorldConnect IPTV Solutions, LLC and JedTec, L.L.C. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, filed by Trump Media & Technology Group Corp. on July 3, 2024).

10.2†+
Amended and Restated Option Agreement, dated July 3, 2024, by and between WorldConnect Technologies, L.L.C., Perception Group, Inc., Perception TVCDN Ltd., and FORA, FOrum RAčunalništva, d.o.o. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K, filed by Trump Media & Technology Group Corp. on July 3, 2024).

10.3
Standby Equity Purchase Agreement, dated July 3, 2024, by and between the Company and YA II PN, LTD. (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K, filed by Trump Media & Technology Group Corp. on July 3, 2024).

10.4+
Form of Registration Rights Agreement, by and among the Company, WorldConnect IPTV Solutions, LLC and JedTec, L.L.C. (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K, filed by Trump Media & Technology Group Corp. on July 3, 2024).

10.5+
Registration Rights Agreement, dated August 9, 2024, by and among the Company, WorldConnect IPTV Solutions, LLC and JedTec, L.L.C. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, filed by Trump Media & Technology Group Corp. on August 9, 2024).

31.1*	Certification of Principal Executive Officer Pursuant to Securities Exchange Act Rules 13a-14(a) and 15(d)-14(a), as adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2*	Certification of Principal Financial Officer Pursuant to Securities Exchange Act Rules 13a-14(a) and 15(d)-14(a), as adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1**	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2**	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101.INS*	Inline XBRL Instance Document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Labels Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File.

* Filed herewith.
** Furnished herewith
† Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.
+ Certain identified information has been omitted pursuant to Item 601(b)(10) of Regulation S-K because such information is both (i) not material and (ii) information that the Company treats as private or confidential. The Company hereby undertakes to furnish supplemental copies of the unredacted exhibit upon request by the SEC.

SIGNATURES

In accordance with the requirements of the Securities Exchange Act of 1934, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRUMP MEDIA & TECHNOLOGY GROUP CORP.

Date: November 5, 2024	By:	/s/ Devin Nunes
	Name:	Devin Nunes
	Title:	Chief Executive Officer
(Principal Executive Officer)

Date: November 5, 2024	By:	/s/ Phillip Juhan
	Name:	Phillip Juhan
	Title:	Chief Financial Officer
(Principal Financial and Accounting Officer)